SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                         For the month of August, 2007

                       PRUDENTIAL PUBLIC LIMITED COMPANY

                (Translation of registrant's name into English)

                            LAURENCE POUNTNEY HILL,
                           LONDON, EC4R 0HH, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X     Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



Enclosures: 2007 Interim Results






Embargo: 07.00 Wednesday 1 August 2007



PRUDENTIAL PLC 2007 INTERIM RESULTS



- Total EEV operating profit from continuing operations GBP1,326 million, up 39%



- Total IFRS operating profit from continuing operations GBP601 million, up
    27%



- New business APE GBP1,334 million, up 12%; PVNBP GBP9.7 billion, up 4%



- New business profit GBP534 million, up 12%



- Asset management profit GBP180 million, up 45%



- EEV shareholders' funds GBP13.4 billion, up 13% (end 2006 GBP11.9 billion*)



- Interim dividend 5.7 pence per share, up 5% (2006: 5.42 pence per share)



All figures compared to 2006 constant exchange rates unless stated, *at reported exchange rates



Commenting, Mark Tucker, Group Chief Executive said:



"The growth in operating profit of 39 per cent in the first half of the year demonstrates the clear and continued momentum that we have within the Group. It builds on the very strong operating performance in both 2005 and 2006 when we grew operating profit by 36 per cent and 28 per cent respectively.



"Our strategy is focused on the growing global market for retirement savings and income and our advantaged regional platforms and global capabilities place the Group in an excellent and immensely strong position to capture a disproportionate share of this opportunity.



"In Asia, growth across the region continues to be strong,  with new business up
48 per cent to GBP619 million APE, and new business profit up 31 per cent to GBP282 million. These strong first half results, and the continuing development of our operations in the region, mean that we are very confident that we will achieve our target of at least doubling 2005 EEV new business profits by 2009.



"In the US, we have one of the fastest growing variable annuity franchises in the market - VA sales grew by 31 per cent in the first half to GBP2.2 billion, continuing to gain profitable market share.



"In the UK, retail sales grew by 10 per cent in the first half of the year, while our focus on value has kept margins on new business in the UK at 30 per cent which remain high compared to the overall UK market. The Internal Rate of Return (IRR) was 15 per cent against our target of 14 per cent.



"Our asset management businesses saw very strong growth in operating profit, with M&G and Asia fund management up 40 per cent and 65 per cent respectively.
Retail net sales at M&G surpassed last year's record half-year net flows and in Asia net flows remained strong at GBP1.7 billion, with a number of successful fund launches in Taiwan and Korea, as well as ongoing strong net sales in India and Japan.



"The Group is extremely well placed to continue to deliver real long-term sustainable profit growth for shareholders."


Group Chief Executive's Review




Introduction



The Group has today announced a strong set of results.



Prudential's performance in the first half of the year demonstrates the real shareholder value that we are delivering through consistent implementation of our retirement-focused strategy. This strategy is generating both continued excellent results and creating substantial longer term opportunities from our advantaged regional platforms and global capabilities.



Capturing the Retirement Opportunity



Developments in the global retirement market represent one of the most significant and important global trends in retail financial services. In the UK and US alone, it is estimated that over the next five years, as much as GBP7 trillion of assets will be available for investment into the retirement savings and retirement income market sectors. In Asia, the retirement opportunity is also expanding rapidly driven by rising incomes, increasing longevity, and a growing realisation among individuals of the need to save for retirement and to protect their income.



Prudential's strategy focuses on capturing the ever-increasing revenue and value from these material opportunities.



Prudential is well positioned - Capabilities and Geographic Coverage



While many financial institutions are moving to capture this opportunity, Prudential has an outstanding combination of assets and capabilities to succeed:



-       Sophisticated risk management

-       Integrated solutions to address retirement needs

-       Privileged access to retirement advisers

-       Trusted brands which are strongly associated with retirement

-       Financial strength and reliability

-       Geographic reach



Moreover, Prudential has the additional advantage of being able to draw on expertise and experience across international frontiers to advance product innovation, distribution and the quality of customer service. These initiatives transfer learning and value from one business to another, creating competitive advantage above and beyond what each could individually achieve.



Group Performance



The operating performance of the Group was again very strong in the first half of 2007. Group operating profit before tax from continuing operations, on the European Embedded Value basis (EEV), was up 39 per cent, to GBP1,326 million building on the momentum established in 2005 and 2006. On the statutory IFRS basis, operating profit before tax on continuing operations was up 27 per cent to GBP601 million.



The Group had a positive cashflow from operations in the period to 30 June 2007.
The benefit of a significant increase in the uptake of the scrip dividend helped to achieve this. Our expectation remains that operations will provide a positive cash flow in the 2008 full year.



The Group's cash balances also benefited by GBP527 million from the sale of Egg.
In addition, the already robust regulatory capital surplus of the Group was improved by around GBP300 million from the sale of this business.



Regional Performance



As outlined earlier, Prudential's operations in Asia, the US and the UK are all well-positioned to capitalise on the retirement opportunity, and each has specific strategies in place to build on and strengthen our established market positions.



Performance in all of our regional markets over the first half has been strong, indicating that our approach to the market is delivering material financial benefits.

Asia



Prudential's geographic spread in Asia, the strength and scale of our distribution, and the recognition of and trust in the Prudential brand in the region, continue to be key differentiating factors for the Group.



Agent numbers have reached 350,000 and at the same time, almost 30 per cent of new business is being derived from non-agency sources.



In addition to capitalising on and further building these strengths, we are increasing the focus on the fast emerging retirement opportunity by developing and providing integrated protection and savings solutions to meet consumers' increasingly sophisticated needs.



Work is progressing well on our initiatives to deepen our Health business and we are putting in place the infrastructure to facilitate greater cross-selling and up-selling to our established customer base of some 8.5 million in the region.



Growth across the region continues to be strong, with new business up 48 per cent to GBP619 million APE in the half year. Compound annual growth in APE over the last five years is 29 per cent. New business profit was up 31 per cent to GBP282 million.



A significant contributor to this growth was the "What's my number?" retirement campaign which has already seen great success in Korea and Hong Kong, and was rolled out to Taiwan at the end of April. As a result, new business in Taiwan in the second quarter was GBP106 million APE and half year new business was up 103 per cent. We will continue to identify other opportunities in retirement across the region.



We are also making good progress in two additional areas; firstly we are developing a regionwide infrastructure to support our approach to develop systematic cross-selling and up-selling to our 8.5 million customers, with plans already in place in three markets and with the first pilots due to begin later this year. Secondly, on health products we saw a 62 per cent increase in the first half. We launched a new product in Singapore in the second quarter and we have recently launched a new product in India.



These strong first half results, and the continuing development of our operations in the region, mean that we are very confident that we will achieve our target of at least doubling 2005 EEV new business profits by 2009. The outlook beyond 2009 also remains very positive.



US



In the US, our long-term strategy has been to position Jackson to meet the retirement needs of the baby boomer generation pre and post retirement. We recognised early on the central role of advice as the key source of success in this market and Jackson has developed a very effective and hard to replicate business model, with particular success in the independent broker channel - the key channel for advice.



The Jackson brand is trusted to provide integrated retirement planning solutions to financial professionals and their clients, including variable annuity products that provide the most flexibility and customisation in the industry.



We are continuing to develop our variable annuity offering, adding a number of new guaranteed minimum withdrawal benefits and a new guaranteed minimum accumulation benefit. The total number of benefit combinations available is now in excess of 2,100.



At Curian, our separately managed account platform, we also recently launched a new proposal system which cuts the time required to open a separately managed account by a factor of three. This is just one example of how we continue to leverage Jackson's superior technological capabilities to enhance our efficiency and effectiveness.



We have also continued to add to Jackson's distribution strength, increasing the number of external wholesalers by 30 per cent. Over the last two years, Jackson's wholesaling force has been one of the fastest growing in the market whilst still growing productivity per producer and sales per territory. This increase in numbers of wholesalers will allow us to take an even more granular approach to our segmentation of the market.



Today, Jackson is already one of the fastest growing variable annuity franchises in the market. Variable annuity sales grew by 31 per cent in the first half to GBP2.2 billion, continuing to gain profitable market share. Our market share of variable annuities reached 5.1 per cent at the end of the first quarter, compared to 4.2 per cent in the first quarter of 2006, and share in the main target Independent Broker Dealer channel was 11.7 per cent, up from 10.4 per cent in the first quarter of 2006.



Overall margins on new business in the US remained strong at 41 per cent (2006:
41 per cent) with an IRR of 18 per cent.



UK



In the UK, our manufacturing capabilities in the retirement space, combined with the Prudential brand - which is strongest among pre and post retirement age groups - provides an excellent platform from which to develop the business.



In line with our stated plans we are exiting those product areas that are structurally uneconomic and we are developing a new range of trail-based commission products centred on the multi-asset investment capabilities. Our new unit-linked product, for instance, will be launched later this month.



To further strengthen our distribution, we have entered into an agreement with Barclays to be the preferred provider of conventional annuity products to retail customers of Barclays in the UK. This is a five-year agreement which will take effect from later in 2007.



UK retail sales grew by 10 per cent in the first half of the year. Momentum is particularly strong in individual annuities, up 23 per cent, a market segment in which we are a clear leader with 23 per cent market share in 2006. This is a high growth, high return sector of the market where Prudential benefits from significant and recurring internal flows of maturing pensions as well as flows from both new and existing partnerships. All of this, combined with sophisticated risk management and competitive pricing, is enabling us to deliver good returns to shareholders.



In the bulk  annuity  market we reached an  agreement  in  principle  to acquire
Equitable Life's portfolio of in-force with-profits annuities, now estimated at around GBP1.7 billion. This transaction remains on track to complete in the fourth quarter and on its own represents almost 20 per cent growth on the bulk annuities written by our UK business in the whole of 2006. We will continue to exercise pricing discipline in this market, and to pursue specific opportunities which play to our distinctive capabilities.



Margins on new business in the UK of 30 per cent (2006: 29 per cent) remain high compared to the overall UK market and the Internal Rate of Return (IRR) was 15 per cent against our target of 14 per cent. This represents an attractive return in both absolute and relative terms.



We remain confident of achieving our already-announced cost savings target of GBP195 million by 2010. By the end of 2007 we will have taken all of the actions to secure GBP115 million of the announced savings, and we are making good progress in determining the approach we will take to deliver the remaining GBP80 million, whether that is through offshoring, outsourcing or a combination of the two. We are on track to confirm our final decision by the middle of the fourth quarter this year.



Prudential's main with-profit fund in the UK was the top performing life fund in 2006 in terms of gross investment return ranking first, in the WM Company's survey of with-profit funds, over 1, 3, 5 and 10 years -an outstanding performance. Investment performance has remained strong in the first half of 2007.



Our work on the Inherited Estate is progressing well and as previously disclosed, if a decision is taken to proceed, a formal appointment of the Policyholder Advocate could be expected to take place later this year. We will only proceed if there are clear benefits to both policyholders and shareholders.



Asset Management



Our asset management businesses continue to both add value to our insurance operations as well as growing their external funds under management.



Key to this is our ability to develop retirement savings and retirement income products based on sophisticated asset allocation strategies which match customers' risk profiles and strong investment performance.



This is clearly evidenced in the UK, where our strength in the with-profits business - both bonds and annuities - has been driven by our multi-asset allocation capabilities which can deliver the kind of cautious growth that customers want. In the US, these capabilities enable us to deliver our fully unbundled variable annuity proposition.



These capabilities also position us well in the emerging area of lifecycle finance where we can create products that adapt to consumers changing circumstances, risk appetites, and needs over different stages of the retirement cycle. These products need to be underpinned by adaptable and creative asset management.



Across the Group's asset management businesses net inflows were GBP5 billion and at similar levels to those achieved in the first half of 2006. Retail net sales at M&G surpassed last year's record half-year net flows and in Asia net flows remained strong at GBP1.7 billion, with a number of successful fund launches in Taiwan and Korea, plus ongoing strong net sales in India and Japan. External funds under management increased to GBP63 billion.



This is contributing to very strong growth in operating profit from these businesses, with M&G and Asia fund management up 40 per cent and 65 per cent respectively.



Capital Efficiency



Prudential benefits from greater capital efficiency and an increased risk appetite by actively managing its product and geographic diversification.
Prudential's economic capital modelling indicates that the capital requirements of the businesses on a stand-alone basis would be GBP1.3 billion higher than for the Group as a whole, as at 31 December 2006.



While the dialogue with both regulators and rating agencies continues to develop, for example over the draft Solvency II Directive, it is already clear that in future there will be material and enduring opportunities for greater regulatory capital efficiency within broader-based groups.



Outlook



In summary:



  - Our strategy is focused on the growing global market for retirement savings and retirement income
  - Our advantaged regional platforms and our global capabilities place the Group in a strong position to capture a disproportionate share of the retirement opportunity around the world
  - Delivery of that strategy is generating continuing excellent short-term operating performance both in the regions and at the Group level, which in turn is creating superior shareholder value
  - Our diversified geographic footprint across three regions provides a strong and operationally efficient base for future growth

  - Prudential is extremely well placed to deliver real long-term sustainable profit growth for its shareholders



ENDS


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Enquiries:


Media                                    Investors/Analysts
Jon Bunn              020 7548 3559      James Matthews         020 7548 3561
Carole Butcher        020 7548 3719      Marina Novis           020 7548 3511





Notes to Editor:



1. The results in this announcement are prepared on two bases, namely International Financial Reporting Standards ('IFRS') and the European Embedded Value ('EEV') basis. The IFRS basis results form the basis of the Group's financial statements.


The EEV basis results have been prepared in accordance with the principles issued by the CFO Forum of European Insurance Companies in May 2004. Where appropriate the EEV basis results include the effects of IFRS.


References to 'operating profit' in this announcement are to operating profit based on longer-term investment returns. Consistent with previous reporting practice the Group analyses its EEV basis results, and provides supplementary analysis of IFRS profit before tax attributable to shareholders, so as to distinguish operating profit based on longer-term investment returns from other constituent elements of total profit. On both the EEV and IFRS bases operating profit based on longer-term investment returns excludes goodwill impairment charges, short-term fluctuations in investment returns and the shareholders' share of actuarial and other gains and losses on defined benefit pension schemes. Under the EEV basis, where additional profit and loss effects arise, operating profits based on longer-term investment returns also excludes the mark to market value movement in core borrowings, the effect of changes in economic assumptions, and changes in the time value of the cost of options and guarantees arising from changes in economic factors.



'PVNBP' refers to the Present Value of New Business Premiums. PVNBPs are calculated as equalling new single premiums plus the present value of expected premiums of new regular premium business. In determining the present value, allowance is made for lapses and other assumptions applied in determining the EEV new business profit.


Period on period percentage increases are stated on a constant exchange rate basis.



2. Annual premium equivalent (APE) sales comprise regular premium sales plus one-tenth of single premium insurance sales.



3.The internal rate of return (IRR) is equivalent to the discount rate at which the present value of the post-tax cash flows expected to be earned over the life time of the business written in shareholder-backed life funds is equal to the total invested capital to support the writing of the business. The capital included in the calculation of the IRR is the initial capital in excess of the premiums received required to pay acquisition costs and set up the statutory capital requirement. The time value of options and guarantees are included in the calculation.



4.There will be a conference call today for wire services at 7.30am (BST) hosted by Mark Tucker, Group Chief Executive and Philip Broadley, Group Finance Director. Dial in telephone number: +44 (0)20 8609 0793. Passcode: 155439#.



5. A presentation to analysts will take place at 9.30am (BST) at Governor's House, Laurence Pountney Hill, London, EC4R 0HH. An audio cast of the presentation and the presentation slides will be available on the Group's website, www.prudential.co.uk



6. There will be a conference call for investors and analysts at 2.30pm (BST) hosted by Mark Tucker, Group Chief Executive and Philip Broadley, Group Finance Director. Please call from the UK +44 (0)20 8609 0793 and from the US +1 866 793 4279. Passcode 487687#. A recording of this call will be available for replay for one week by dialling: +44 (0)20 8609 0289 from the UK or +1 866 676 5865 from the US. The conference passcode is 160473#.



7. High resolution photographs are available to the media free of charge at www.newscast.co.uk +44 (0) 208 886 5895.



8. An interview with Mark Tucker, Group Chief Executive, (in video/audio/text) will be available on www.cantos.com and www.prudential.co.uk from 7.00am on 1 August 2007.



9. Financial Calendar 2007:


Ex-dividend date                                             15 August 2007
Record Date                                                  17 August 2007
Payment of interim dividend                                  24 September 2007
Third Quarter 2007 New Business Figures                      18 October 2007
Full Year 2007 New Business Figures                          29 January 2008
Full Year 2007 results                                       14 March 2008



10. In addition to the financial statements provided with this press release, additional financial schedules are available on the Group's website at www.prudential.co.uk



11. Total number of Prudential plc shares in issue as at 30 June 2007 was 2,460,159,970.




About Prudential

Prudential plc is a company incorporated and with its principal place of business in England, and its affiliated companies constitute one of the world's leading financial services groups. It provides insurance and financial services directly and through its subsidiaries and affiliates throughout the world. It has been in existence for over 150 years and has GBP256 billion in assets under management as at 30 June 2007. Prudential plc is not affiliated in any manner with Prudential Financial, Inc, a company whose principal place of business is in the United States of America.





Forward-Looking Statements

This statement may contain certain "forward-looking statements" with respect to certain of Prudential's plans and its current goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements containing the words "believes", "intends", "expects", "plans", " seeks" and "anticipates", and words of similar meaning, are forward-looking. By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances which are beyond Prudential's control including among other things, UK domestic and global economic and business conditions, market related risks such as fluctuations in interest rates and exchange rates, and the performance of financial markets generally; the policies and actions of regulatory authorities, the impact of competition, inflation, and deflation; experience in particular with regard to mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; and the impact of changes in capital, solvency or accounting standards, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate. This may for example result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. As a result, Prudential's actual future financial condition, performance and results may differ materially from the plans, goals, and expectations set forth in Prudential's forward-looking statements. Prudential undertakes no obligation to update the forward-looking statements contained in this statement or any other forward-looking statements it may make.




PRUDENTIAL PLC 2007 UNAUDITED INTERIM RESULTS

RESULTS SUMMARY
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European Embedded Value (EEV) Basis Results*

                                                                                Half Year  Half Year  Full Year
                                                                                     2007       2006       2006
                                                                                     GBPm       GBPm       GBPm

UK Insurance Operations                                                               462        336        686
M&G                                                                                   140        100        204
UK Operations                                                                         602        436        890
US Operations                                                                         351        350        718
Asian Operations                                                                      520        374        864
Other Income and Expenditure                                                        (147)      (141)      (298)
UK restructuring costs                                                                  0       (12)       (41)
Operating profit from continuing operations based on longer-term investment         1,326      1,007      2,133
returns*
Short-term fluctuations in investment returns                                         241         73        738
Mark to market value movements on core borrowings                                     113        168         85
Shareholders' share of actuarial gains and losses on defined benefit pension          125        246        207
schemes
Effect of changes in economic assumptions and time value of cost of options           275       (20)         59
and guarantees
Profit from continuing operations before tax                                        2,080      1,474      3,222

Operating earnings per share from continuing operations after related tax           39.4p      29.3p      62.1p
and minority interests*
Basic earnings per share                                                            72.8p      43.8p      91.7p
Shareholders' equity, excluding minority interests                              GBP13.4bn  GBP10.9bn  GBP11.9bn






International Financial Reporting Standards (IFRS) Basis Results*

                                                                                Half Year  Half Year  Full Year
                                                                                     2007       2006       2006
Statutory IFRS basis results
Profit after tax attributable to equity holders of the Company                    GBP715m    GBP449m    GBP874m
Basic earnings per share                                                            29.3p      18.7p      36.2p
Shareholders' equity, excluding minority interests                               GBP5.9bn   GBP5.0bn   GBP5.5bn

                                                                                Half Year  Half Year  Full Year
                                                                                     2007       2006       2006




Supplementary IFRS basis information



Operating profit from continuing operations based on longer-term investment      GBP601m     GBP498m   GBP1,050m
returns*
Operating earnings per share from continuing operations after related tax           16.3p      14.0p      30.9p
and minority interests*

                                                                                Half Year  Half Year  Full Year
                                                                                     2007       2006       2006
Dividends per share declared and paid in reporting period                          11.72p     11.02p     16.44p
Dividends per share relating to reporting period                                    5.70p      5.42p     17.14p
Funds under management                                                           GBP256bn   GBP238bn   GBP251bn
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* Basis of preparation


Results bases





The EEV basis results have been prepared in accordance with the European Embedded Value Principles issued by the CFO Forum of European Insurance Companies in May 2004. The basis of preparation of the statutory IFRS basis results and supplementary IFRS basis information is consistent with that applied for the 2006 full year results and financial statements.




Operating profit based on longer-term investment returns





Consistent with previous reporting practice, the Group analyses its EEV basis results and provides supplementary analysis of IFRS profit before tax attributable to shareholders, so as to distinguish operating profit based on longer-term investment returns from other constituent elements of total profit. On both the EEV and IFRS bases, operating earnings per share are calculated using operating profits from continuing operations based on longer-term investment returns, after tax and minority interests. These profits exclude short-term fluctuations in investment returns and the shareholders' share of actuarial gains and losses on defined benefit pension schemes. Under the EEV basis, where additional profit and loss effects arise, operating profit based on longer-term investment returns also excludes the mark to market value movements on core borrowings and the effect of changes in economic assumptions and changes in the time value of cost of options and guarantees arising from changes in economic factors. After adjusting for related tax and minority interests, the amounts for these items are included in the calculation of basic earnings per share.




For half year 2007, the EEV basis operating profit from continuing operations based on longer-term investment returns before tax of GBP1,326m includes a credit of GBP92m that arises from including the benefits, grossed up for notional tax, of altered corporate tax rates for the UK, Singapore and China. Further details are explained in note 7 to the EEV basis supplementary information.




Discontinued operations





The results for continuing operations shown above and throughout this announcement exclude those in respect of discontinued banking operations. On 1 May 2007, the Company sold Egg Banking plc. Accordingly, the presentation of the comparative results for half year and full year 2006 has been adjusted from those previously published.






REVIEW OF OPERATING AND FINANCIAL RESULTS
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RESULTS HIGHLIGHTS
                                                                 Half     Half                 Half
                                                                 year     year                 year
                                                                           CER              RER (4)
                                                                 2007     2006    Change       2006    Change
                                                                 GBPm     GBPm         %       GBPm         %

Annual premium equivalent (APE) sales (1)                       1,334    1,196       12%      1,255        6%
Present value of new business premiums (PVNBP) (1)              9,681    9,300        4%      9,761      (1%)
Net investment flows                                            5,047    5,198      (3%)      5,304      (5%)
External funds under management                                63,222   50,376       26%     51,070       24%
New business profit (NBP) (1)                                     534      476       12%        504        6%
NBP Margin (% APE) (1)                                            40%      40%                  40%
NBP Margin (% PVNBP) (1)                                         5.5%     5.1%                 5.2%
EEV basis operating profit from long-term business              1,293      979       32%      1,034       25%
from continuing operations (2) (3)
Total EEV basis operating profit from continuing                1,326      952       39%      1,007       32%
operations (3)(5)
Total IFRS operating profit from continuing                       601      473       27%        498       21%
operations(3)(5)
EEV basis shareholders' funds                                  13,412   10,726       25%     10,932       23%
IFRS shareholders' funds                                        5,905    4,915       20%      5,049       17%
Holding company cash flow                                          34     (94)      136%       (94)      136%



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(1) The details shown include the effect of the bulk annuity transfer from the
Scottish Amicable Insurance Fund (SAIF) to Prudential Retirement Income Limited in the first half of 2006, a shareholder owned subsidiary of the Group. SAIF is a closed ring-fenced sub-fund of the PAC long-term fund established by a court approved scheme of arrangement in September 1997, whose results are solely for the benefit of SAIF policyholders.

(2) Long-term business profits after deducting Asia development expenses and before restructuring costs.

(3) Based on longer term investment returns from continuing operations, as explained in the basis of preparation section shown below.

(4) Reported exchange rate (RER).

(5) The restructuring costs and operating loss for Egg for 2006 and the period of ownership in 2007, together with the profit on disposal, are included within discontinued operations



In the Operating and Financial Review (OFR), year-on-year comparisons of financial performance are on a constant exchange rate (CER) basis, unless otherwise stated.



Impact of currency movements



Prudential has a diverse international mix of businesses with a significant proportion of its profit generated outside the UK. In the first half of 2007, 64% of the Group's total EEV operating profit came from outside the UK. In preparing the Group's consolidated accounts, results of overseas operations are converted at rates of exchange based on the average of the year to date, whilst shareholders' funds are converted at period-end rates of exchange.



Changes in exchange rates from year to year have an impact on the Group's results when these are converted into pounds sterling for reporting purposes.
In some cases, these exchange rate fluctuations can have a significant effect on reported results.



Consequently, the Board has for a number of years reviewed and reported the Group's international performance on a CER basis. This basis eliminates the impact from exchange translation.



In the Operating and Financial Review, period-on-period comparisons of financial performance are on a CER basis, unless otherwise stated.



Basis of preparation of results



The European Union (EU) requires that all listed European groups prepare their financial statements in accordance with EU approved IFRS. Since 1 January 2005, Prudential has been reporting its primary results on an IFRS basis and 2007 represents the third year in which the Group's financial statements have been prepared under IFRS.



In addition, as a signatory to the European Chief Financial Officers' (CFO) Forum's EEV Principles, Prudential has also been reporting supplementary results on an EEV basis for the Group's long-term business since 2005. These results are combined with the IFRS basis results of the Group's other businesses to provide a supplementary operating profit under EEV. Reference to operating profit relates to profit based on long-term investment returns. On both the EEV and IFRS bases, operating profits from continuing operations based on longer-term investment returns exclude short-term fluctuations in investment returns and shareholders' share of actuarial gains and losses on defined benefit pension schemes. Under the EEV basis, where additional profit and loss effects arise, operating profits based on longer-term investment returns also exclude the mark to market value movement on core borrowings and the effect of changes in economic assumptions and changes in the time value of the cost of options and guarantees arising from changes in economic factors.



In broad terms, IFRS profits for long-term business contracts reflect the aggregate of statutory transfers from with-profits funds and profits on a traditional accounting basis for other long-term business. Although the statutory transfers from with-profits funds are closely aligned with cash flow generation, the pattern of IFRS profits over time from shareholder-backed long-term businesses will generally differ from the cash flow pattern. Over the life of a contract, however, aggregate IFRS profits will be the same as aggregate cash flow.



Life insurance products are, by their nature, long term and the profit on this business is generated over a significant number of years. Accounting under IFRS does not, in Prudential's opinion, properly reflect the inherent value of these future profit streams.



Prudential believes that embedded value reporting provides investors with a better measure of underlying profitability of the Group's long-term businesses and is a valuable supplement to statutory accounts.



Sales and Funds under Management



Prudential delivered overall sales growth during the first half of 2007 with total new insurance sales up 12 per cent from the first six months of 2006 to GBP1.3 billion on the annual premium equivalent (APE) basis. At reported exchange rates (RER), APE sales were up 6 per cent on the same period in 2006. This is equivalent to insurance sales of GBP9.7 billion on a present value of new business premium basis ("PVNBP"), an increase of 4 per cent on 2006 at CER.



Total gross investment sales were GBP25 billion, up 55% per cent on the first half of 2006 at CER. Net investment sales of GBP5 billion were down 3% from net investment sales in 2006 at CER.

Total external funds under management increased by 10 per cent at RER from GBP57.2 billion at 31 December 2006, to GBP63.2 billion at 30 June 2007, reflecting net investment flows of GBP5 billion and net market and other movements of positive GBP1 billion.



At 30 June 2007, total funds under management were GBP256 billion, an increase of 2 per cent from 2006 year end at RER.


EEV basis operating profit from continuing operations


                                                                      Half   Half            Half year
                                                                      year   year                  RER
                                                                              CER
EEV basis operating profit from continuing                            2007   2006     Change      2006   Change
operations                                                            GBPm   GBPm          %      GBPm        %
Insurance business:
   UK                                                                  462    336        38%       336      38%
   US                                                                  344    316         9%       346     (1%)
   Asia                                                                493    334        48%       359      37%
Long-term business profit                                            1,299    986        32%     1,041      25%
Asia development expenses                                              (6)    (7)        14%       (7)      14%
Fund management business:
   M&G                                                                 140    100        40%       100      40%
   US broker-dealer and fund management                                  9      7        29%         8      13%
   Curian                                                              (2)    (3)        33%       (4)      50%
   Asia fund management                                                 33     20        65%        22      50%
                                                                       180    124        45%       126      43%

Other income and expenditure                                         (147)  (139)       (6%)     (141)     (4%)
Total EEV basis operating profit from continuing operations          1,326    964        38%     1,019      30%
Restructuring costs                                                      0   (12)       100%      (12)     100%
Total EEV basis operating profit from continuing                     1,326    952        39%     1,007      32%
operations after restructuring costs



Total EEV basis operating profit from continuing operations based on longer-term investment returns was GBP1,326 million, up 39 per cent from the first half of 2006 at CER. At RER, the result was up 32 per cent. This result reflects profitable growth in the insurance and funds management businesses, and the benefit of positive operating assumption changes.

Prudential's insurance businesses achieved significant growth, both in terms of NBP and in-force profit, resulting in a 32 per cent increase in long term business profit over the first half of 2006 at CER.

In the first six months of 2007, the Group generated record NBP from insurance business of GBP534 million, which was 12 per cent above the same period in 2006 at CER, driven by strong sales momentum in the US and Asia, achieved without compromising margins. At RER, NBP was up 6 per cent. The average Group NBP margin was 40 per cent (2006 H1: 40 per cent) on an APE basis and 5.5 per cent (2006 H1: 5.1 per cent at CER) on a PVNBP basis. In-force profit increased 50 per cent on the first half of 2006 at CER to GBP765 million. In aggregate, net assumption changes were GBP95 million positive of which GBP92 million relates to lower tax rates in the UK and Asia. Experience variances and other items were GBP53 million positive. At RER, in-force profit was up 42 per cent.

Asia's development expenses (excluding the regional head office expenses) were GBP6 million, (2006 H1: GBP7 million at CER).

Results from the fund management business were GBP180 million (2006 H1: GBP124 million), up 45 per cent on the first half of 2006 at CER.

Other income and expenditure totalled a net expense of GBP147 million compared with GBP141 million in the first half of 2006 at RER. This result includes GBP17 million of costs for the Asia head office (2006 H1: GBP19 million at RER); GBP50 million for the Group head office costs (2006 H1: GBP46 million); and net interest expense on central borrowings and other items of negative GBP80 million (2006 H1: GBP76 million).




EEV basis profit before tax and minority interests from continuing operations

                                                                         Half year  Half year
                                                                                          RER
                                                                              2007       2006
                                                                              GBPm       GBPm

Total EEV basis operating profit from continuing operations
after restructuring costs                                                    1,326      1,007
Short term fluctuations in investment returns:                                 241         73
UK                                                                              98         37
US                                                                              69         55
Asia                                                                            54       (34)
Other                                                                           20         15
Actuarial gains and losses on defined
benefit pension schemes                                                        125        246
Effect of change in economic
assumptions:                                                                   253       (42)
UK                                                                             281        163
US                                                                            (46)      (141)
Asia                                                                            18       (64)
Effect of change in time value of cost
of options and guarantees:                                                      22         22
UK                                                                              15          4
US                                                                               8         19
Asia                                                                           (1)        (1)
Movement in mark to market value
 of core borrowings:                                                           113        168

US                                                                               5         15
Other                                                                          108        153

Profit from continuing operations before tax                                 2,080      1,474



The following half year-on-half year comparisons are presented on a RER basis.

The EEV basis result before tax and minority interests was a profit of GBP2,080 million up 41 per cent on the first half of 2006.

This reflects in part an increase in operating profit from GBP1,007 million in the first six months of 2006 to GBP1,326 million for the same period in 2007.

The profit before tax also includes GBP241 million in short-term fluctuations in investment returns (2006 H1: GBP73 million), positive changes in economic assumptions of GBP253 million (2006 H1: negative GBP42 million) and the effect of change in time value of options and guarantees of positive GBP22 million (2006 H1: positive GBP22 million).

The UK long-term business component of short-term fluctuations in investment returns of GBP97 million (2006 H1: GBP34 million) primarily reflects the difference between the actual investment return for the with-profits life fund of 5.8 per cent (2006 H1: 4.2 per cent) and the long-term assumed return of 4.1 per cent for the first half of 2007.

The US long-term business short-term fluctuations in investment returns of GBP68 million include a net positive GBP30 million in relation to changed expectations of future profitability on variable annuity business in force due to the actual variable annuity investment account ('separate account') return exceeding the long-term return reported within operating profit, offset by the impact of the associated hedging position. It also includes a positive GBP38 million in respect of the difference between actual investment returns and long-term returns included in operating profit primarily in respect of equity based investments and other items.

In Asia, long-term business short-term investment fluctuations were GBP54million, compared to negative GBP34 million last year. This reflects strong equity market performance across the region particularly in Vietnam, Hong Kong and Singapore partially offset by Taiwan as a result of lower investment returns.

The half year 2007 shareholders' share of actuarial gains and losses on defined benefit schemes of GBP125 million reflects the increase in discount rate applied in determining the present value of projected pension payments from 5.2 per cent at 31 December 2006 to 5.8 per cent at 30 June 2007, offset by a shortfall of market returns over long-term assumptions due to the decrease in value of corporate and government bonds, which more than offset the increase in value of equity and property asset classes.

Positive economic assumption changes of GBP253 million in the first six months of 2007 compared with negative economic assumption changes of GBP42 million in the same period in 2006. Economic assumption changes in the first half of 2007 comprised positive GBP281 million in the UK, negative GBP46 million in the US and positive GBP18 million in Asia.

In the UK, economic assumption changes of positive GBP281 million reflect the impact of the increase in the future investment return assumption offset by the increase in the risk discount rates, mainly arising from the change in UK gilt rates.

In the US, economic assumption changes of negative GBP46 million primarily reflect an increase in the risk discount rates compared to the 2006 year end following an increase in the US 10-year Treasury rate, partially offset by an increase in the separate account return assumption.

In Asia, economic assumption changes were GBP18 million, due to a positive change in Hong Kong partially offset by negative effects in Malaysia and Singapore as a result of adjusting the projected investment returns and risk discount rates in these countries. Taiwan interest rates have increased ahead of our assumptions.

The change in the time value of cost of options and guarantees was positive GBP22 million for the half year (2006 H1: positive GBP22 million), consisting of GBP15 million, GBP8 million and negative GBP1 million for the UK, the US and Asia, respectively.

The mark to market movement on core borrowings was a positive GBP113 million (2006 H1: positive GBP168 million) reflecting the reduction in fair value of core borrowings due to increases in interest rates.




EEV basis profit after tax and minority interests


                                                                          Half year   Half year
                                                                                            RER
                                                                               2007        2006
                                                                               GBPm        GBPm

Profit from continuing operations before tax                                  2,080       1,474
Tax                                                                           (545)       (387)
Profit from continuing operations                                             1,535       1,087
after tax before minority interests
Discontinued operations (net of tax)                                            241        (34)
Minority interests                                                              (1)         (1)
Profit for the period attributable to                                         1,775       1,052
the equity holders of the Company



The following half year-on-half year comparisons are presented on a RER basis.



Profit for the period attributable to the equity holders of the Company was GBP1,775 million (2006 H1: GBP1,052 million). The tax charge of GBP545 million compares with a tax charge of GBP387 million in the first half of 2006. Minority interests in the Group results were GBP1 million (2006 H1: GBP1 million).



The effective tax rate at an operating tax level was 28 per cent (2006 H1: 30 per cent), generally reflecting expected tax rates. The effective tax rate at a total EEV level on profits from continuing operations was 26 per cent (2006 H1:
26 per cent) on a profit of GBP2,080 million.



On 29 January 2007, Prudential announced that it had entered into a binding agreement to sell Egg Banking plc to Citi. Under the terms of the agreement, the consideration payable to the Company by Citi was GBP575 million in cash, subject to adjustments to reflect any change in net asset value between 31 December 2006 and completion.



On 1 May 2007, Prudential completed the sale. The consideration, net of transaction expenses, was GBP527 million. The reduction from the GBP575 million noted above primarily reflects the post-tax loss of Egg Banking plc from 1 January 2007 to the date of sale of GBP49 million. The profit on sale was GBP290 million.


IFRS basis operating profit from continuing operations based on longer-term investment returns



                                                                      Half   Half             Half year
                                                                      year   year               RER (4)
                                                                              CER
IFRS basis operating profit based on longer-term                      2007   2006     Change       2006   Change
investment returns                                                    GBPm   GBPm          %       GBPm        %
Insurance business:
   UK                                                                  251    205        22%        205      22%
   US                                                                  218    203         7%        223     (2%)
   Asia                                                                 76     83       (8%)         88    (14%)
Long-term business                                                     545    491        11%        516       6%
Asia development expenses                                              (6)    (7)      (14%)        (7)    (14%)
Fund management business:
   M&G                                                                 140    100        40%        100      40%
   US broker-dealer and fund management                                  9      7        29%          8      13%
   Curian                                                              (2)    (3)        33%        (4)      50%
   Asia fund management                                                 33     20        65%         22      50%
                                                                       180    124        45%        126      43%

Other income and expenditure                                         (118)  (124)         5%      (126)       6%
Total IFRS basis operating profit based on longer-term                 601    484        24%        509      18%
investment returns
Restructuring costs                                                      0   (11)     (100%)       (11)   (100%)
Total IFRS basis operating profit based on longer-                     601    473        27%        498      21%
term investment returns after restructuring costs



Group operating profit before tax from continuing operations based on longer-term investment returns on the IFRS basis after restructuring costs was GBP601 million, an increase of 27 per cent on the first six months of 2006 at CER. At RER, operating profit was up 21 per cent on the same period in the prior year.



Insurance business



In the UK, IFRS operating profit for the long-term business increased 22 per cent to GBP251 million in the first half of 2007. This reflected a 15 per cent increase in profits attributable to the with-profits business to GBP195 million, representing the continued strong investment performance of the Life Fund and its impact on terminal bonuses.



In the US, IFRS operating profit for long-term business was GBP218 million, up 7 per cent from GBP203 million in the first half of 2006 at CER. The US operations' results are based on US GAAP, adjusted where necessary to comply with IFRS and the Group's basis of presenting operating profit based on longer-term investment returns. In determining the operating profit for US operations, longer-term returns for fixed income securities incorporate a risk margin reserve (RMR) charge for longer-term defaults and amortisation of interest-related realised gains and losses. The growth in the US operations' long-term IFRS operating profit mainly reflects increased fee income. The fee income was driven by an increase in separate account assets held at the half year, and improved returns on these assets. Profits from the annuities spread business were broadly in line with prior year and continue to represent the key contributor to the overall IFRS operating profit. One-off items affecting the spread-based income were GBP14 million (2006 H1: GBP16 million at CER), net of DAC amortisation.



Prudential Corporation Asia's IFRS operating profit for long-term business, before development expenses of GBP6 million, was GBP76 million, an 8 per cent decrease on the first half of 2006 at CER. The fall in IFRS operating profits is due primarily to the expansion costs incurred in India to support its rapid growth. In the first half of 2007, India incurred losses of GBP17 million. Investment in India will continue throughout the remainder of 2007. The most significant contribution to operating profit continues to be from the established markets of Singapore, Malaysia and Hong Kong which represent GBP65 million of the total operating profit in 2007. There was a significant contribution from Indonesia as this operation continues to build scale, and also Taiwan. Five life operations made IFRS operating losses: China, India and Korea which are relatively new businesses rapidly building scale, Thailand, which is marginally loss making, and Japan, where Prudential continues to look for opportunities to increase the scale and profitability of its life business over the long term.



The profits and recoverability of deferred acquisition costs (DAC) in Taiwan are dependent on the rates of return earned and assumed to be earned on the assets held to cover liabilities and on future investment income and contract cash flows for traditional whole of life policies. No write-off of DAC was required in half year 2007 or 2006. At the 2006 year end it was estimated that if interest rates were to remain at then current levels in 2007 the premium reserve, net of DAC, would be broadly sufficient and that if interest rates were to remain at then current levels in 2008 then some level of write-off of DAC may be necessary. Indicatively the possible 2008 write-off was estimated as being in the range of GBP70-90 million. In the first half of 2007 bond yields increased by 0.5 per cent. With this effect and increases in the value of business in force in the six month period the outlook on recoverability has significantly improved. At 30 June 2007, if interest rates were to remain at current levels until the end of 2008, the premium reserve net of DAC would be at a level such that the likelihood of a need for a write-off of DAC in 2008 would be significantly reduced. The position in future remains sensitive to the above mentioned variables.



Fund management business



M&G's operating profit for the first half of 2007 was GBP140 million, an increase of 40 per cent over the GBP100 million recorded for the same period in 2006, due to strong net investment inflows and positive market conditions.

The operating profit from the US broker-dealer and fund management businesses was GBP9 million, a 29 per cent increase on the first half of 2006 (2006 H1:
GBP7 million at CER). Curian recorded losses of GBP2 million in the first half of 2007, down from GBP3 million for the same period in 2006, as the business continues to build scale.

The Asian fund management operations reported an 65 per cent growth in operating profits to GBP33 million (2006 H1: GBP20 million) driven by strong contributions from the established markets of Hong Kong and Singapore. Hong Kong and Singapore account for 49 per cent of profit compared to 60 per cent a year ago, as newer operations such as India, Japan and Korea begin to make meaningful contributions.

IFRS basis profit before tax from continuing operations


                                                                                            Half year   Half year
                                                                                                              RER
                                                                                                 2007        2006
                                                                                                 GBPm        GBPm

Operating profit from continuing operations
based on longer-term investment returns                                                           601         498
Short-term fluctuations in investment returns                                                      24          39
Shareholders' share of actuarial                                                                  103         200
gains and losses on defined benefit pension schemes
Profit before tax from continuing operations                                                      728         737



The following half year-on-half year comparisons are presented on a RER basis.



Total IFRS basis profits before tax and minority interests were GBP728 million, compared with GBP737 million for the first half of 2006. The decrease reflects: an increase in operating profit of GBP103 million; a decrease in short-term fluctuations in investment returns, down GBP15 million from the first half of 2006; and a GBP97 million negative movement from the prior year in actuarial gains and losses attributable to shareholder-backed operations in respect of the Group's defined benefit pension schemes.





IFRS basis profit after tax


                                                                                            Half year   Half year
                                                                                                              RER
                                                                                                 2007        2006
                                                                                                 GBPm        GBPm

Profit before tax from continuing operations                                                      728         737
Tax                                                                                             (253)       (253)
Profit from continuing operations
after tax before minority interests                                                               475         484
Discontinued operations (net of tax)                                                              241        (34)
Minority interests                                                                                (1)         (1)
Profit for the period attributable to
equity holders of the Company                                                                     715         449



The following half year-on-half year comparisons are presented on a RER basis.



Profit after tax and minority interests was GBP715 million compared with GBP449 million in the first half of 2006. The effective rate of tax on operating profits from continuing operations, based on longer-term investment returns, was 34 per cent (2006 H1: 33 per cent). The effective rate of tax at the total IFRS profit level for continuing operations was 35 per cent (2006 H1: 34 per cent). The effective tax rates in 2007 were broadly in line with those expected except for some Asian operations where there is a restriction on the ability to recognise deferred tax assets on regulatory basis losses.



On 29 January 2007, Prudential announced that it had entered into a binding agreement to sell Egg Banking plc to Citi. Under the terms of the agreement, the consideration payable to the Company by Citi was GBP575 million in cash, subject to adjustments to reflect any change in net asset value between 31 December 2006 and completion.



On 1 May 2007, Prudential completed the sale. The consideration, net of transaction expenses, was GBP527 million. The reduction from the GBP575 million noted above primarily reflects the post-tax loss of Egg Banking plc from 1 January 2007 to the date of sale of GBP49 million. The profit on sale was GBP290 million.



Earnings per share



The following half year-on-half year comparisons are presented on an RER basis.

Earnings per share for the first half of 2007, based on EEV basis operating profit from continuing operations after tax and related minority interests, were
39.4 pence, compared with 29.3 pence over the same period in 2006.



Earnings per share, based on IFRS operating profit from continuing operations after tax and related minority interests, were 16.3 pence, compared with 14.0 pence for the 2006 half year.



Basic earnings per share, based on total EEV basis profit after minority interests, were 72.8 pence, compared with 43.8 pence for the 2006 half year.



Basic earnings per share, based on IFRS profit after minority interests, were
29.3 pence, compared with 18.7 pence for the 2006 half year..



Dividend per share



The Board will focus on delivering a growing dividend, which will continue to be determined after taking into account the Group's financial flexibility and opportunities to invest in areas of the business offering attractive returns. The Board believes that in the medium term a dividend cover of around two times is appropriate.

The directors recommend an interim dividend for 2007 of 5.70 pence per share payable on 24 September 2007 to shareholders on the register at the close of business on 17 August 2007, an increase of 5 per cent. The interim dividend for 2006 was 5.42 pence per share.

Shareholders' funds



On the EEV basis, which recognises the shareholders' interest in long-term businesses, shareholders' funds at 30 June 2007 were GBP13.4 billion, an increase of GBP1.5 billion from the 2006 year-end level of GBP11.9 billion at RER. This 13 per cent increase primarily reflects: total EEV basis operating profit of GBP1,326 million; a GBP241 million favourable movement in short-term fluctuations in investment returns; a GBP275 million positive movement due to changes in economic assumptions and in time value of options and guarantees; a positive movement on the mark to market of core debt of GBP113 million; a positive movement in the actuarial gains on the defined benefit pension schemes of GBP125 million; GBP241 million from discontinued operations and GBP117 million from the issue of new share capital. These were offset by: a tax charge of GBP545 million; the negative impact of GBP65 million for foreign exchange movements, and dividend payments of GBP288 million made to shareholders.

The shareholders' funds at 30 June 2007 of GBP13.4 billion comprise GBP6.3 billion for the UK long-term business operations, GBP3.5 billion for the US long-term business operations, GBP2.9 billion for the Asian long-term business operations and GBP0.7 billion for other operations.



Within the embedded value for the Asian long-term business of GBP2.9 billion, the established markets of Hong Kong, Singapore and Malaysia account for GBP2.2 billion of the embedded value, with Korea (GBP233 million) and Vietnam (GBP222 million) making further substantial contributions. Prudential's other markets, excluding Taiwan, in aggregate account for GBP397 million of the embedded value. Taiwan has a negative embedded value of GBP157 million. This is an improvement from the reported negative GBP216 million at the 2006 year end.



The current mix of new business in Taiwan is weighted heavily towards unit-linked and protection products, representing 82 per cent and 8 per cent of new business APE in the first half of 2007, respectively. As a result, interest rates have little effect on new business profitability. However, the in-force book in Taiwan, predominantly made up of whole of life policies, has an embedded value that is sensitive to interest rate changes. A one per cent decrease in interest rates, along with consequential changes to assumed investment returns for all asset classes, market values of fixed interest assets and risk discount rates, would result in a GBP134 million decrease in Taiwan's embedded value. A similar one per cent positive shift in interest rates would increase embedded value by GBP83 million. If it had been assumed in preparing the half year 2007 results that interest rates remained at the current level of 2.5 per cent until 31 December 2008 and the progression period in bond yields was delayed by a year so as to end on 31 December 2014, there would have been a reduction in the Taiwan embedded value of GBP90m. Sensitivity of the embedded value to interest rate changes varies considerably across the region. In aggregate, a one per cent decrease in interest rates, along with all consequential changes noted above, would result in a 3 per cent decrease to Asia's embedded value.



Statutory IFRS basis shareholders' funds at 30 June 2007 were GBP5.9 billion. This compares with GBP5.5 billion at 31 December 2006 at RER. The increase primarily reflects: profit after tax and minority interests of GBP715 million and new share capital of GBP117 million, offset by the impact of negative foreign exchange movements of GBP21 million, dividend payments to shareholders of GBP288 million, and the impact of unrealised holding losses on available for sale investments of GBP113 million.


Holding company cash flow


                                                                                           Half year  Half year
                                                                                                2007       2006
                                                                                                GBPm       GBPm
Cash remitted by business units:
   UK life fund transfer                                                                         261        217
   US                                                                                              0         68
   Asia                                                                                           86         66
   M&G                                                                                            75         38
Total cash remitted to Group                                                                     422        389
Net interest paid                                                                               (76)       (90)
Dividends paid                                                                                 (286)      (267)
Scrip dividends and share options                                                                119         18
Cash remittances after interest and dividends                                                    179         50
Tax received                                                                                      24         88
Corporate activities                                                                            (30)       (24)
Cash flow before investment in businesses                                                        173        114
Capital invested in business units:
   UK                                                                                           (69)      (147)
   Asia                                                                                         (70)       (61)
Total capital invested in business units                                                       (139)      (208)
Increase/(Decrease) in cash                                                                       34       (94)
Egg sale net proceeds                                                                            527          -
Total holding company cash flow                                                                  561       (94)



The table above shows the Group holding company cash flow. Prudential believes that this format gives a clearer presentation of the use of the Group's resources than the format of the statement required by IFRS.



The Group holding company received GBP422 million in cash remittances from business units in the first half of 2007 (2006 H1: GBP389 million) comprising the shareholders' statutory life fund transfer of GBP261 million from the UK business, and remittances of GBP86 million and GBP75 million from Asia and M&G respectively. A remittance of $230 million is expected from the US operations in the second half of 2007.



There was a strong scrip dividend take-up of GBP117 million, in respect of the 2006 final dividend. After net dividends and interest paid, there was a cash inflow of GBP179 million (2006 H1: GBP50 million).



During the first six months of 2007, the Group holding company paid GBP30 million (2006 H1: GBP24 million) in respect of corporate activities and received GBP24 million (2006 H1: GBP88 million) in respect of relief on taxable losses. The Group invested GBP139 million (2006 H1: GBP208 million) in its business units, comprising GBP69 million in its UK operations and GBP70 million in Asia. In the first half of 2007, Asia contributed a net remittance of GBP16 million to the Group holding company cash flow.



In addition, the Group received GBP527 million from the disposal of Egg (net of expenses).



In aggregate  this gave rise to an increase in cash of GBP561  million (2006 H1:
GBP94 million decrease). Excluding the Egg sale proceeds, cash increased by GBP34 million.



Depending on the mix of business written and the opportunities available, cash invested to support the UK business in 2007 is expected to be less than in 2006, up to GBP160 million and with the expectation that the UK shareholder backed business will become cash positive in 2010.



Taking into account plans for future growth, a normalised level of scrip dividend, the reducing UK capital requirement and increased remittances from the other life and asset management operations it is also expected that the operating cash flow of the Group holding company will be positive in 2008.




BUSINESS UNIT REVIEW



Insurance Operations



United Kingdom



1. Market review and summary of strategy



During the first half of 2007 Prudential UK pursued its retirement-led strategy, focusing on profitable opportunities in its chosen product areas and distribution channels, and declining to write low margin or low persistency business. The success of this strategy is reflected in the financial performance for the first six months of the year with APE Retail sales increasing by 10 per cent at a new business margin of 32 per cent.

The business is continuing to target capital efficient returns through selective participation in the Retail Retirement and Wholesale markets while delivering embedded value through its Mature Life and Pensions business.



The UK continues to be an attractive market for long-term savings, fuelled by an ageing demographic profile and increased life expectancy. The proportion of the UK's population aged 65 and over is expected to grow by some 2 million over the next 10 years, while the average life expectancy of a 65 year old man has improved by 3.5 years to 82 compared with a 65 year old man retiring 20 years ago. In addition, much of the nation's wealth is concentrated in older segments of the population, with many having benefited from rising property prices over the last 30 years. However, the majority still have insufficient savings to provide for the same standard of living during retirement as they have enjoyed while working.



Growth in equity markets recently and simpler pension regulation following A-Day in April 2006, have created positive conditions for growth in the Life and Pensions market.



Prudential's UK insurance operations are structured into three business areas:
Retail Retirement, Wholesale and Mature Life and Pensions.



The Retail Retirement business aims to grow a profitable and sustainable franchise focused on retirement leadership. By building on Prudential UK's brand strength and core capabilities in multi-asset management and asset allocation, providing strong investment performance at lower volatility, and longevity risk management, it is able to offer unique solutions to customers who are saving for retirement and seeking to turn their wealth into income in retirement.



Prudential UK has a significant pipeline of customers with maturing pensions business over the next 25 years from policies sold through, among other channels, its direct sales-force prior to 2001 and under the old Scottish Amicable brand. By providing competitive annuities to these existing customers and to new customers from financial advisers and partnership arrangements, Prudential UK has built a leading presence in the retirement income market. It is at the forefront of the development of asset-backed retirement income solutions, building on the success of its with-profits annuity, which provides customers with an income linked to potential growth from equity investment but without the volatility. In the first half of 2007, Prudential UK added an option to accept pensions with protected rights and will continue to develop new solutions in this important market.



Prudential UK is also developing its capability in the Lifetime Mortgage market, for customers who want to remain in the family home while drawing additional income to support their retirement. In building its proposition in this market, Prudential has established a dedicated sales-force (there are currently 30 fully trained advisers with a plan to increase this further), as well as selling this product via financial advisors. The UK will continue to extend its capabilities in this market through further product innovation in the fourth quarter of this year. Prudential now has outstanding loans of over GBP160 million on its balance sheet and has grown its market share to 12.5 per cent at the end of the first quarter.

Prudential UK is continuing to deliver significant volume and hence operational scale in the corporate pensions market as it also reduces the costs associated with the distribution and administration of this business. Business volume in corporate pensions has increasingly been delivered in recent years through larger scheme wins and Prudential is now more selective, choosing not to write lower margin business.

Within retirement savings, Prudential is building on its market leading propositions. These provide access to strong investment returns with lower volatility, by adding guarantees that help consumers, particularly those approaching or at retirement, to safeguard their savings while still benefiting from investment growth, such as the capital guarantee offered on PruFund.

The Wholesale operation, which has been in operation for over 10 years, has around 1,100 people years of experience and more than 400 bulk buy-outs already written, has a strong track record in the risk management of pension schemes for corporate clients and insurers wishing to reduce or eliminate their investment and longevity liabilities. In the first quarter of 2007, Prudential reached agreement in principle with Equitable to acquire Equitable's book of in-force with-profit annuities. The transaction is expected to complete in the fourth quarter of 2007. Prudential UK will continue to compete selectively in this market, only writing business at prices that deliver an adequate return. The UK business remains confident in the long-term outlook in the bulk and back-book wholesale market where nearly GBP900 billion of assets are held in defined benefit schemes and insurers' back-book annuities.



Prudential UK is continuing to deliver embedded value through its Mature Life and Pensions business. It has set a target to reduce per policy unit processing costs over and above the cost reduction required to reduce costs in line with the expected run-off of policies on these closed books of business and is evaluating the best route for achieving this which will include one or all of internal cost cutting, further off-shoring or out-sourcing.



Prudential welcomes the Retail Distribution Review Discussion Paper, which has recently been published by the Financial Services Authority. This is in line with Prudential's strategy which is focused on building strong longer-term relationships with advisers and offering market-leading retirement solutions. Prudential has already taken significant steps to improve its distribution model by moving some of its products to a 'Factory Gate Price' basis, where the costs for intermediary services are separated from the costs of the product. As the advice costs are negotiated and paid separately, this method of pricing has also been termed Customer Agreed Remuneration. Factory gate pricing delivers more capital efficient volume through intermediary partners as the commission costs are no longer funded at outset from shareholder capital. Prudential has re-aligned its account managers to provide an even more focused service across accounts seeking to build deeper relationships with those distributors who are moving to "wealth adviser" models. More than half of Prudential UK's top 100 advisors have changed compared to last year, reflecting our focus on switching to value-creating accounts.



Through PruHealth, its joint venture with Discovery, the leading South African health insurer, Prudential UK is building a health insurance business which rewards those customers who lead healthier lives through the 'Vitality' points system. PruHealth is on track to meet its target of becoming a significant player in the private healthcare market with insured lives of more than 117,000 up 31 per cent on the 2006 year-end position.

The joint venture is being expanded to include Prudential UK's protection product, expanding 'Vitality' across both health and life insurance products later in 2007.



2. Financial results and performance


                                                               Half  Half Year              Half Year
                                                               Year   CER 2006               RER 2006
                                                               2007                 Change             Change
                                                               GBPm       GBPm                   GBPm

Sales
APE retail sales                                                358        325         10%        325       10%
APE total sales                                                 363        484       (25%)        484     (25%)
PVNBP                                                         2,905      4,224       (31%)      4,224     (31%)
NBP retail                                                      115         95         21%         95       21%
NBP total                                                       108        138       (22%)        138     (22%)
NBP retail margin (% APE)                                       32%        29%                    29%
NBP total margin (% APE)                                        30%        29%                    29%
Operating Profits
Total EEV basis operating profit *                              462        336         38%        336       38%
Total IFRS operating profit *                                   251        205         22%        205       22%

* Based on longer-term investment returns




Prudential UK delivered a strong performance in the first half of 2007 including:#



-  Retail sales were up 10 per cent on the first half of 2006

-  New business Retail profits increased 21 per cent on the first half of
   2006

-  Retail new business margins were strong at 32 per cent

- The Wholesale business announced an agreement in principle to acquire Equitable's portfolio of in-force with-profits annuities

-  In-force profits increased 79 per cent on first half of 2006

-  IFRS profits increase by 22 per cent on first half of 2006

- The initial phase of the cost reduction programme to deliver annual savings of GBP115 million is on schedule to be achieved by the end of 2007. An update on the second phase (GBP80 million) will be given in the fourth quarter of 2007



Retail APE sales of GBP358 million were 10 per cent higher than during the same period in 2006. This growth was driven by strong performance in individual annuities, corporate pensions and with-profits bonds. Total UK APE sales in the first half were GBP363 million, a decrease of 25 per cent year-on-year. However, the first half of 2006 included two large back book annuity deals totalling GBP128 million and also GBP31 million of credit life sales under a contract with Lloyds TSB that was not renewed in 2007. On a PVNBP basis, new business sales were GBP2.9 billion compared with GBP4.2 billion in the same period last year.



Individual annuities continued the strong performance experienced in the first quarter with total sales for the half-year of GBP140 million, up 23 per cent on the same period last year. This performance was driven by the strength of Prudential's internal vestings (up 11 per cent) with sales from its direct channel and partnership deals with Zurich, Pearl and Royal London gathering momentum (up 59 per cent compared with the same period in 2006). Prudential and Save & Prosper signed an agreement in 2006 under which Save & Prosper will offer Prudential's conventional annuity product to customers with maturing Save & Prosper pensions. The 5-year agreement went live on 18 June 2007.



The with-profits annuities market continues to grow with increased consumer recognition for the need to protect retirement income against inflation during increasingly longer retirement periods. Prudential UK remains the leading player in this market with APE sales 51 per cent higher than for the same period last year. This was aided by strong relationships with Openwork. The new enhancements Prudential UK made to the product in the first quarter (adding the facility to accept Protected Rights monies, which was a first in the with-profit annuity market) has been well received and has delivered more than expected.



The UK business continues to increase its presence in the lifetime mortgage market. Illustrations and applications continued to increase with GBP67 million of new loans advanced to customers in the first 6 months of 2007. This represents a 123 per cent increase on the GBP30 million advanced for the same period in 2006.



With-profits bond sales continue to increase on the back of continued strong investment performance. At the half-year, APE sales of GBP17 million were 47 per cent higher than during the same period in 2006. The overall with-profits bond market has been steadily increasing since the fourth quarter of 2005 (Q4 2005 sales through financial advisors of GBP6.7 million compared with GBP15.7 million APE in Q1 2007) and Prudential UK continues to write approximately half of with-profits bonds sold through financial advisors in the UK. Approximately 45 per cent of sales have been made with a capital guarantee, for which an additional charge is made.



APE sales of corporate pensions grew to GBP124 million, a rise of 28 per cent on the GBP97 million written in the first half of 2006. Sales of the shareholder-backed defined contribution proposition grew to GBP40 million, while sales of the legacy DC and AVCs grew 16 per cent to GBP71 million as AVC sales continued to flourish on the back of A-day. Prudential continues to be a market leader in AVCs, supporting major customers through its comprehensive sales capability existing in the work-place. Corporate pensions also continue to be an important source for Prudential's future annuity business.



PruHealth has continued to make encouraging progress during the first half of 2007. Gross written premiums have increased by 91 per cent to GBP32 million compared with the comparative period last year. PruHealth has extended its distribution footprint through a partnership with Boots the Chemist, and quotes and applications under this agreement have been building steadily during the second quarter. Importantly, PruHealth's lapse and claim ratios are in line with expectations.




Retail new business profits increased by 21 per cent to GBP115 million. Retail performance was driven by increased sales of high margin business, predominately of individual annuity business, and the cessation of writing low margin business. This has led to overall margins increasing to 30 per cent, with a Retail margin of 32 per cent being achieved. Total new business profits for the first half of GBP108 million were 22 per cent below the level achieved over the same period in 2006. However 2006 included significant profits relating to the Royal London and SAIF back-book transactions, and Lloyds TSB credit life profits.



A 15 per cent average IRR was achieved on new business written for the first half of 2007.



EEV basis operating profit based on longer-term investment returns of GBP462 million, were 38 per cent up on the same period last year. In-force profits were 79 per cent higher than 2006, primarily due to the increase in profits arising from the unwind of the discount from the in-force book and the effect of the change in the UK corporation tax rate. The unwind of the discount increase of GBP59 million reflects a higher opening embedded value and increases in risk discount rates.



Changes to operating assumptions of GBP68 million included a benefit of GBP67 million being the effect of a reduction in the corporation tax rate from 30 per cent to 28 per cent.



Prudential UK continues to progress its cost saving programme and by the end of 2007 the initiatives will be in place to deliver the initial GBP115 million of annual savings (of the total of GBP195 million target), which is already reflected in the current assumptions. Prudential UK continues to actively manage the retention of the in-force book. Following the strengthening of persistency assumptions in 2005, overall experience continues to be in line with assumptions.



Other charges of GBP30 million were below those incurred in the same period of 2006. These are mainly costs associated with new product and distribution development and certain costs associated with complying with regulatory change.



IFRS profits of GBP251 million increased by 22 per cent. This reflected a 15 per cent increase in profits attributable to the with-profits business, to GBP195 million, representing the continued strong investment performance of the Life Fund and its impact on terminal bonuses.



Financial Strength of the UK Long Term Fund



The fund is very strong. On a realistic basis, with liabilities recorded on a market consistent basis, the inherited estate of the fund is estimated to be valued at around GBP9.5 billion before a deduction for the risk capital margin.

In the first half of the year, the performance of the Prudential's with-profits life fund has benefited from its exposure to strongly performing equity markets around the world at the expense of global bond markets. The Fund returned 5.8 per cent gross in the first half of the year.

Recently, the decision was taken by the Fund's investment managers to partially hedge its exposure to credit risk. Since 2002, the Fund has taken a strategic exposure devoid of government bonds and encompassing a sizeable low investment grade and high yield credit component. This has proved a very successful strategy.

Given the stretched level of credit spreads around mid-year, the decision was taken to hedge the entirety of the Funds High Yield and a substantial proportion of its Sterling, Euro and Dollar BBB credit exposure, using highly liquid iTraxx and CDX index credit default swap (CDS) contracts. Around GBP4 billion nominal contracts were transacted in the second half of June in respect of the Prudential and Scottish Amicable Funds. Although, given recent market events, these derivative positions are well in the money, it is the intention to hold them for some time.

The PAC long-term fund is rated AA+ (stable outlook) by Standard & Poor's, Aa1 (negative outlook) by Moody's and AA+ (stable outlook) by Fitch Ratings.



3. Outlook and forthcoming objectives

As announced in the first quarter of 2007, an agreement in principle was reached for Prudential to acquire Equitable's portfolio of in-force with-profit annuities, a book of 62,000 policies with assets as at 31 December 2006 of approximately GBP1.7 billion. This transaction demonstrates Prudential's ability to grow its with-profits fund to create value for both its policyholders and shareholders. This transaction, which is subject to certain conditions including a vote among Equitable's policyholders as well as regulatory and court approval, is expected to complete in the fourth quarter at which time the sale and associated profit will be recognised.



Prudential UK has entered into an agreement with Barclays under which it will be the preferred supplier of conventional annuity products to Barclays' retail customers in the UK. Prudential will establish an annuities desk within its PruDirect distribution business through which Barclays customers can enquire about the range of annuity options and product features that are available to them. The agreement will take effect later in 2007 and run for five years.



In addition Prudential UK has been chosen as the main provider on Thinc group's new adviser-service, Annuity Desk. The service will allow Thinc advisers, who do not advise on annuity business, to refer their customers' annuity needs to PruDirect.



In line with our strategy of building on the core capability of asset allocation which has driven the exceptional investment performance for the Life Fund over recent years, Prudential UK has launched two multi-asset funds during the first half of 2007 - the Cautious Managed Growth Fund and the Managed Defensive Fund. These two new funds are available within Prudential's collectives, pension, onshore and offshore bond product ranges.



As Prudential has avoided business with lower expected persistency, to increase profitability, unit-linked bond sales remained subdued, with Prudential signalling its intention to progressively withdraw from the traditional provider funded commission arena to improve the quality of its book. A new factory gate priced onshore bond will be available during August.



Prudential has committed to a GBP195 million cost saving programme. Much of this cost will be saved within Mature Life and Pensions, which encompasses products that are not actively marketed to customers and in long term decline. As explained above, plans to achieve these cost savings are being developed both internally and with third parties, with the expectation that significant savings will be delivered through a decision to either outsource or offshore roles in operations and overhead areas and simplify the systems and technology required to manage these policies. Together these actions will ensure that Prudential continues to deliver in-force profit at least in line with current assumptions. As previously announced, the savings, net of restructuring costs, are expected to result in a small positive assumption change on an EEV basis, estimated to be around GBP60 million. A decision on the option selected to deliver the further GBP80 million cost savings is scheduled to be made during the fourth quarter of 2007.



By the end of 2007, the initiatives will be in place to deliver the initial GBP115 million of this annual target which is already reflected in the current assumptions.



Total restructuring costs of GBP 57 million have been incurred in 2006 in respect of the annual GBP115 million savings target (GBP 34 million of the costs related to shareholders on an EEV basis). Further costs of approximately GBP18 million are expected to be incurred by the end of 2007, bringing the total cost to approximately GBP75 million.



Prudential UK will continue to focus on growth opportunities to deliver capital efficient returns and will seek to maintain an aggregate IRR of at least 14 per cent on new business.






United States



1. Financial results and performance


                                                               Half  Half Year              Half Year
                                                               Year   CER 2006               RER 2006
                                                               2007                 Change             Change
                                                               GBPm       GBPm                   GBPm

PVNBP                                                         3,490      2,915         20%      3,209        9%
APE sales                                                       352        294         20%        323        9%
NBP                                                             144        122         18%        134        7%
NBP margin (% APE)                                              41%        41%                    41%
Total EEV basis operating profit *                              344        316          9%        346      (1)%
Total IFRS operating profit *                                   218        203          7%        223      (2)%

* Based on longer-term investment returns and excluding broker-dealer and fund management operations and Curian



Jackson, Prudential's US insurance business, provides retirement savings and income solutions in the mass and mass-affluent segments of the US market, primarily to near and post-retirees. The United States is the largest retirement savings market in the world, and as 78 million baby boomers born between 1946 and 1964 begin to move into retirement, annual retirement distributions are expected to increase to more than $1 trillion per year by 2012.



Jackson's primary focus is manufacturing high-margin, capital-efficient products, such as variable annuities (VA), and marketing these products to advice-based channels through its relationship-based distribution model. In developing new product offerings, Jackson leverages its low-cost, flexible technology platform to manufacture innovative, customisable products that can be brought to the market quickly.



Jackson had a strong first half of the year delivering APE sales of GBP352 million, up 20 per cent on last year with strong new business profit margins at 41 per cent. PVNBP sales were GBP3.5 billion.



Jackson again delivered record variable annuity sales of GBP2.2 billion during the first half of 2007, up 31 per cent on last year and, in the first quarter of 2007, recorded its twelfth consecutive quarter of variable annuity market share growth. This reflects its distinct competitive advantages of an innovative product offering, a relationship-driven distribution model, award-winning service as well as an efficient and flexible technology platform.



Jackson's variable annuity sales result was achieved in a market that grew 6 per cent year-on-year through the first quarter of 2007. Jackson increased its variable annuity market share to 5.1 per cent as at the end of the first quarter of 2007, up from 4.6 per cent at the end of 2006, and maintained its ranking of 12th in total variable annuity sales. In the independent broker-dealer distribution channel, Jackson's variable annuity sales during the first quarter of 2007 increased 32 per cent over the same period in 2006, while industry sales grew 16 per cent. Jackson maintained its number 2 ranking in the channel at the end of March 2007 and increased its market share to 11.7 per cent from 10.8 per cent at year end 2006.



Innovation in product design and speed to market continue to be key drivers of Jackson's competitiveness. In April, Jackson added a number of features to its variable annuity key offering: three new guaranteed minimum withdrawal benefits (GMWBs), a new guaranteed minimum accumulation benefit (GMAB), and several new portfolio investment options.



In the first quarter of 2007, Jackson continued its track record of product innovation by launching a set of retail mutual funds for distribution by existing wholesalers. Jackson's new mutual funds are marketed as an additional option for financial advisors selling variable annuity products.



At the 2007 half year, Jackson had GBP39.8 billion in US GAAP assets, an increase of GBP2.7 billion at CER compared to 2006 year end and up from GBP35.2 billion 12 months ago. Total assets include GBP13.6 billion in the separate accounts that back the variable portion of variable life and annuity contracts, an increase of GBP2.5 billion compared to the 2006 year-end and up from GBP8.8 billion 12 months ago, further diversifying Jackson's earnings towards fee-based income. At 30 June 2007, Jackson's investment portfolio of GBP23.3 billion included asset-backed securities with a total of GBP252 million exposure to sub prime residential mortgages, including GBP8 million held within collateralised debt obligation (CDO) structures. All of these securities are triple-A rated.

The increased variable annuity APE sales more than offset a reduction in APE sales of fixed index annuities, which were down 19 per cent to GBP22 million. Fixed annuity APE sales increased 4 per cent to GBP29 million.

Entry spreads for fixed annuities continued to be challenging during the first half of the year, which limited the attractiveness of the market to Jackson. To the end of March 2007 the traditional deferred fixed annuity market was down 25 per cent from the same point in the prior year while Jackson's market share grew from 2.8 per cent to 3.6 per cent over the same period.



Fixed index annuity sales continued to be impacted by the uncertain regulatory environment in the US, with total market sales to March 2007 down 9.5 per cent from the prior year while Jackson's market share grew from 3.4 per cent to 3.5 per cent over the same period.



Institutional APE sales of GBP67 million, a market in which Jackson participates on an opportunistic basis, were up 14 per cent from the prior year.



New business profit of GBP144 million was 18 per cent above the prior year, reflecting a 20 per cent increase in APE sales with margins of 41 per cent in line with the prior year figure.



Total EEV basis operating profit for the US insurance operations at the half year 2007 was GBP344 million compared to GBP316 million in the prior year at CER. In-force EEV profits of GBP200 million were 3 per cent higher than prior year profit, primarily reflecting an increase in the unwind of the in-force business during the first half of 2007 resulting from a higher opening embedded value and a higher aggregate risk discount rate on the in-force business. Spread variance of GBP53 million is broadly in line with that of prior year (GBP55 million at CER) and includes GBP23 million of non-recurring items (2006: GBP28 million at CER).



Jackson IFRS operating profit was GBP218 million, up 7 per cent on the prior year. The driver of this growth was higher fee income from the variable annuity business driven by higher separate account assets given the growth in variable annuity sales and market appreciation. While the fee-based business represents the key driver of growth in IFRS operating profit, the in-force block of spread-based business continues to deliver the majority of profits. Profits from the annuity spread-based business were broadly in line with prior year.



2. Outlook and forthcoming objectives

Jackson continues to deliver profitable growth in the attractive US market and enhance its competitive advantages in the variable annuity market. With a continued focus on product innovation, a proven relationship-based distribution model, award winning service and excellence in execution, Jackson is well positioned to take advantage of the changing demographics and resulting opportunities in the US market.






Asia



1. Financial results and performance


                                                               Half  Half Year              Half Year
                                                               Year   CER 2006               RER 2006
                                                               2007                 Change             Change
                                                               GBPm       GBPm                   GBPm

PVNBP                                                         3,286      2,161         52%      2,328       41%
APE sales                                                       619        418         48%        448       38%
NBP                                                             282        216         31%        232       22%
NBP margin (% APE)                                              46%        52%                    52%
Total EEV basis operating profit *                              493        334         48%        359       37%
Total IFRS operating profit *                                    76         83        (8%)         88     (14%)

* Based on longer-term investment returns and excluding fund management operations, development and Asia regional head office expenses.



Prudential has increased the pace of growth in Asia delivering strong, broad based and profitable growth from its Asian life operations through a combination of freshly invigorated multi-channel distribution, innovative product design and insightful marketing.

Average new business growth accelerated to 48 per cent, up on the first half of 2006 on an APE basis at GBP619 million and this boosted the five year compound annual growth rate (CAGR) to 29 per cent. The second quarter included the impact of an exceptionally successful retirement campaign in Taiwan. This is not expected to generate the same level of growth over the full year. Average new business profit margin on APE at 46 per cent compares to 52 per cent for the same period last year with the change being principally driven by a shift in geographic mix accounting for 4 per cent of the change and product mix the remaining 2 per cent. Profit margin for the full year is expected to remain at or around this level. The proportion of linked business remains high at 72 per cent and, as has been the case in the past, this has been unaffected by the equity market fluctuations seen earlier on this year.

In-force EEV profits at GBP211 million are increasing steadily with the realisation of value inherent in the business; operating variances remain small, but the first half of 2007 saw positive assumption changes of GBP34 million primarily following corporation tax changes in Singapore and China. On the IFRS basis operating profits for the half year of GBP76 million are down 8 per cent on the first half 2006, due to increased losses in India and to a lesser extent China, as Prudential continues to invest in building the branch networks, offsetting profits from the more established operations including a particularly strong result from Taiwan. Korea continues to record IFRS losses as a result of new business strain. Continuing the trend seen in 2006, Prudential received a net remittance of GBP16 million capital in the first half of 2007 from Asia after including injections totalling GBP40 million into China, India and Korea.

A key driver of the new business growth in the first half was the launch of a new variable annuity product and the very successful launch of the 'What's your number?' retirement planning initiative in Taiwan, replicating the success of this initiative in Hong Kong and Korea. New business APE for Taiwan in the second quarter was exceptional and 246 per cent higher than the same period last year. New business volumes are expected to revert to more normal levels during the second half of 2007. The new business profit margin on the VA products is lower than regular unit linked business and, together with the launch incentives, this has lowered the average margin from 52 per cent for the first half last year to 42 per cent.

Prudential's Indonesian life business continues to maintain its robust growth with a 57 per cent increase in first half new business. Since 2002 this business has been growing at a CAGR of 54 per cent. With APE of GBP47 million for the half year the operation is becoming a material contributor to total new business. The business now has 40,000 agents and is currently growing this base at around a net 1,000 per month. The life insurance market in Indonesia is still very much in its infancy and this business has considerable long term potential. This business made an IFRS profit during the first half and remitted GBP11 million of surplus capital.

In China, growth remains on track at 57 per cent with APE of GBP22 million, although agency recruitment is currently challenging, particularly in Guangzhou and Beijing. China is also a recipient of capital from the Group to support growth and geographic expansion. China's new business profit margin in the first half of 2007 decreased by two percentage points to 44 per cent compared to 46 per cent in 2006 due to a higher proportion of unit-linked business.

The life joint venture with ICICI in India continues to grow apace with new business APE for the first half 2007 of GBP83 million for Prudential's 26 per cent stake, up 54 per cent compared to the same period in 2006, with the number of branches now 583 compared to 256 this time last year. Agent numbers have similarly increased and there are now over 244,000 agents across the country. The CAGR for this business over the last five years has been 107 per cent and it now has 3.4 million customers. New business profit margins in India remain the lowest in the region and averaged 20 per cent for the first half 2007. This pace of growth is capital intensive and the lower margin products means more shareholder support is required than in other markets. In the first half of 2007 India incurred IFRS operating losses of GBP17 million. Investment in India will continue throughout the remainder of 2007.

In Hong Kong, despite this market being deemed mature and competitive, new business growth continues to accelerate, up 45 per cent on the same period last year. This is in part driven by successful marketing campaigns with the continuation of 'What's your number?' and the 'Double Treasure Income Plan' bancassurance promotion with Standard Chartered Bank (SCB). Average new business margins remain satisfactory at 62 per cent, down from 67 per cent in 2006 due to a higher proportion of unit-linked business as a result of the 'What's Your Number?' retirement campaign. IFRS profits were in line with 2006 reflecting higher new business strain from a higher proportion of linked business.

Singapore's first half new business growth in 2007 on an APE basis was 27 per cent. Two new pilot health products were successfully launched in Singapore in May as part of Prudential's regional initiative in this area and so far 15,000 proposals have been received.

Korea had a slower first half in 2007 compared to previous years with new business growth at a modest 18 per cent principally due to the first quarter where, as previously reported, there were some market related issues around unit-linked products, increased competition in the general agent channel and lower agent recruitment. During the second quarter, the business improved strongly, being up 31 per cent on the same quarter last year. A new distribution agreement with Korea Bank got underway in the second quarter. New business profit margins in Korea are relatively low and were 33 per cent compared to 38 per cent at the same time last year as a result of product mix changes. Korea is a recipient of capital injections to fund its growth.

Malaysia grew at 10 per cent for the first half of 2007, however senior management remain confident the business will continue to accelerate during the second half following a second quarter that was up 25 per cent on the first quarter.

Japan Life reported new business APE of GBP16 million, up around 5 times the half year 2006 level. New business profit margins in Japan are currently negative as the expense base remains high relative to the current scale of the business. As previously reported, Prudential continues to look for opportunities to increase the scale and profitability of its Japanese life business over the long term.

Prudential's other markets of the Philippines, Thailand and Vietnam collectively grew by 29 per cent with some encouraging signs of growth in Vietnam up 6 per cent after several years of decline and strong growth in Thailand at 78 per cent with the success of the call centre.

In summary, Prudential continues its excellent track record of building a profitable business in Asia.



2. Outlook and forthcoming objectives



Prudential continues to deliver strong, broad based and profitable growth in Asia from its well established platform. The demographics and environment in Asia remain as compelling as ever and the business is expected to carry on growing at a fast pace.



The objectives going ahead are to continue to focus on building agency scale, particularly in the huge markets of India, China and Indonesia, and to increase productivity in other markets. Prudential remains unique amongst the regional players in Asia with a proven approach to partnership distribution and this will continue to be expanded.



There is also the opportunity to deepen and strengthen relationships with the over 8.5 million customers already on the books using a disciplined and systematic approach. Work is already underway in this area and pilot schemes are scheduled for later this year in a number of markets.



The retirement opportunity is clear and Prudential has already demonstrated its ability to successfully package and promote retirement accumulation products through the 'What's your number?' campaign. The next stage is to build on this with a retirement solution that covers not just accumulation, but also drawdown and associated protection needs.



Prudential has not leveraged its strengths to building scale direct distribution as yet and this will be a priority in the future. A new regional team is being assembled to drive this initiative



Prudential will also be re-examining its approach to health products as there are significant opportunities to create value to shareholders and customers above and beyond what is already being done. A new regional team is developing the approach and has already piloted initiatives in Singapore and most recently India.



The business remains well on track to deliver its target of at least doubling 2005 new business profits of GBP413m by 2009.




Asset Management



Global



The Prudential Group's asset management businesses are contributing to the Group in two ways. Not only do they provide value to the insurance businesses within the Group, but also are important profit generators in their own right, with low capital requirements and generating significant cash flow for the Group.

The asset management businesses are well placed to capitalise on their leading market positions and strong track records in investment performance to deliver net flows and profit growth as well as strategically diversifying the Group's investment propositions in retail financial services (RFS) markets that are increasingly favouring greater product transparency, greater cross-border opportunities and more open-architecture investment platforms. Wholesale profit streams are also growing.

The Group's asset management businesses operate different models and under different brands tailored to their markets and strengths, but are increasingly working together by managing money for each other with clear regional specialism, distributing each others' products and sharing knowledge and expertise, such as credit research.

Each business and its performance for the first half of 2007 is summarised below.



M&G



1. Financial results and performance


                                                              Half Year  Half Year           Half Year
                                                                               CER   Change        RER   Change
                                                                   2007       2006                2006
                                                                   GBPm       GBPm                GBPm

Net investment flows                                              3,367      3,595     (6)%      3,595     (6)%
Total IFRS operating profit                                         140        100      40%        100      40%



M&G is Prudential's UK and European fund management business and has GBP168 billion of funds under management, of which GBP119 billion relates to Prudential's long-term business funds. M&G aims to maximise profitable growth by operating in areas of the retail and wholesale markets where it has a leading position and competitive advantage, including retail fund management, institutional fixed income, pooled life and pension funds, property and private finance.

M&G is made up of three distinct and autonomous businesses - Retail, Wholesale and Prudential Capital - each with its own strategy for the markets in which it operates. M&G's retail strategy is to maximise the leverage of its strong investment performance, efficient operating platform and multi-channel
distribution in the UK, Europe and Asia.   M&G's wholesale strategy is twofold:
to add value to its internal clients through investment performance, liability matching and investment in innovative and attractive areas of capital markets and to utilise the skills developed primarily for internal funds to build new business streams and diversify revenues. Prudential Capital manages Prudential's balance sheet for profit.

M&G delivered significant profit growth during the first six months of 2007. Operating profits, which include performance related fees (PRF), increased 40 per cent to GBP140 million compared to the same period last year. Underlying profits, excluding PRF, were GBP127 million, an increase of 40 per cent. This continues M&G's strong profit growth that has seen underlying profits increase fourfold over the past five years. Profit growth in the first half was generated on the back of rising market levels, strong net inflows across the UK and international markets and improved deal flow in Prudential Capital. First half profits were boosted by GBP5 million of non-recurring items and M&G also expects to incur a number of anticipated project costs in the second half. PRF and carried interest during the first six months was GBP13 million, an increase of 51 per cent on last year.


Strong fund performance led to record gross fund inflows of GBP7.5 billion, up 11 per cent on the same period last year. Net fund inflows of GBP3.4 billion were the second highest ever achieved in a first half, but were slightly down on last year largely due to reduced inflows into lower margin institutional areas such as traditional segregated bond funds. External funds under management grew by 8 per cent to GBP49 billion from the end of 2006 and represent over a quarter of M& G's total funds under management.

In the retail marketplace, continued high demand for M&G's high alpha equity and competitive fixed income and property offerings led to record gross fund inflows of GBP4.5 billion, up 26 per cent on the first half last year. Net fund inflows in the first six months were GBP1.7 billion, equalling last year's record.

Excellent retail sales momentum continued in the UK, with gross fund inflows increasing by 23 per cent and net inflows up 7 per cent compared with the same period last year. M&G was also named Best Overall Large Group at the 2007 Lipper Awards.

Growth was also strong in international markets. In Europe, where M&G is maximising the opportunity created by the continued opening of markets to foreign players, gross fund inflows increased by 15 per cent. While net fund inflows reduced by 25 per cent as a result of asset allocation shifts by European investors in the wake of equity market falls in late February, sales in May and June have been exceptionally strong. Asian markets, where M&G distributes funds in partnership with Prudential Corporation Asia (PCA), also saw significant growth with net inflows up 56 per cent in the first half compared to 2006. M&G's international markets now account for some 70 per cent of net retail fund inflows.

In its wholesale markets, M&G saw a continued shift towards higher margin products during the first half of 2007 and a fall in lower margin business such as traditional segregated bond funds. As a result, total gross institutional fund inflows fell by 6 per cent to GBP3.0 billion and net inflows fell 13 per cent to GBP1.6 billion.

However, gross fund inflows into higher margin products, such as leveraged loans, collateralised debt obligations (CDOs), infrastructure finance and the Episode global macro hedge fund, more than doubled during the first six months of the year and represented over half of all institutional flows. Net fund inflows into these areas more than tripled compared to the same period last
year, producing a more profitable sales mix.   The first half of the year has
also seen M&G's infrastructure fund, InfraCapital, grow substantially, completing purchases of the Isle of Wight ferry business, Red Funnel, and investing in Zephyr, one of the UK's largest wind farm operators.



2. Outlook and forthcoming objectives



Looking ahead, M&G's priorities continue to be to deliver investment outperformance to its clients, extend distribution through existing channels and exploit new opportunities, and to leverage its scale and capabilities to develop innovative products for the retail and wholesale marketplaces.


Asia



1. Financial results and performance


                                                           Half Year  Half Year            Half Year
                                                                            CER    Change        RER   Change
                                                                2007       2006                 2006
                                                                GBPm       GBPm                 GBPm

Net investment flows                                           1,662      1,603        4%      1,709     (3%)
Total IFRS operating profit                                       33         20       65%         22      50%





The Asian asset management business continues to deliver record net inflows. Net inflows of GBP1.7 billion were up 4 per cent on the same period in 2006. Of the GBP1.7 billion in net inflows, GBP1.3 billion was in longer term equity and fixed income products and GBP0.4 billion was in shorter term money market funds. Third party funds under management in Asia at the half year were GBP14.6 billion, up 42 per cent compared to the end of the first half of 2006. The main contributors to the growth were Japan, India, Korea and Taiwan.



PCA Asset Management Korea successfully launched the China A-Share fund under the Qualified Foreign Institutional Investor ("QFII") scheme and raised over GBP50 million in the second quarter of 2007. Introduced in May 2002, the QFII scheme allows qualified foreign institutional investors direct participation in China's domestic "A" share equity and fixed income markets.



Our innovative product strategy continues to deliver strong growth in net inflows for our operation in Japan. We have reached a significant milestone with our PCA India Infrastructure Equity Fund, which has now become our third POIT (Publicly Offered Investment Trust) crossing the Yen 100 billion mark (GBP 400 million). This makes us one of only three foreign asset management companies that have attained this achievement in Japan.



In Taiwan, PCA Securities Investment Trust (PSIT) had a successful launch of the Asian Infrastructure Fund, raising over GBP210 million. This is PSIT's third consecutive fund launch that has hit the fund cap and the success of these fund launches is evidence that the combination of providing innovative products together with a sound distribution strategy is working well in Taiwan. Following the successful product launches, PSIT's retail FUM has grown to over GBP1.9 billion up 68 per cent on the first half of 2006. In terms of overall domestic fund market ranking, PSIT's ranking has improved from 9th to 5th in the overall market. This increased the number of our funds operations in top five market positions from four to five as at the end of May 2007.



Our fund management businesses in India (ICICI Prudential Asset Management) and Singapore (Prudential Asset Management Singapore) both won Gold Awards in the Reader's Digest Trusted Brand Awards 2007. The top award being Gold for brands which score clearly above their competitors based on consumers' surveys. This achievement represents consumers' confidence in our brand and services in both markets.



Total funds under management as at 30 June 2007 were GBP32.8 billion, up 34 per cent on the first half of 2006. Operating profits grew 65 per cent, compared to the first half of 2006, to GBP33 million (2006 H1: GBP20 million) driven by strong contributions from the established markets of Hong Kong and Singapore. Hong Kong and Singapore account for 49 per cent of profit compared to 60 per cent a year ago, as newer operations such as India, Japan and Korea begin to make meaningful contributions.





2. Outlook and forthcoming objectives



Prudential remains confident that its fund management business is ideally positioned to capitalise on the opportunities to grow this business strongly and profitably.




United States



US broker dealer, fund management and Curian



1. Financial results and performance


                                                              Half Year  Half Year           Half Year
                                                                               CER   Change        RER   Change
                                                                   2007       2006                2006

Funds under management (GBPbn)
     Fund Management (PPMA)                                          39         35      11%         38       3%
     Curian                                                         1.5        1.0      50%        1.1      36%

Total IFRS operating profit (GBPm)
     US Broker Dealer                                                 5          3      67%          4      25%
     Fund Management (PPMA)                                           4          4        -          4        -
     Curian                                                         (2)        (3)      33%        (4)      50%
     Total                                                            7          4      75%          4      75%



PPM America (PPMA) manages assets for Prudential's US, UK and Asian affiliates. PPMA also provides investment services to other affiliated and unaffiliated institutional clients including CDOs, private investment funds, institutional accounts and mutual funds. PPMA's strategy is focused on effectively managing existing assets, maximising synergies with international asset management affiliates and leveraging investment management capabilities across the Prudential Group. PPMA also opportunistically pursues third party mandates. During the first half of 2007 PPMA raised over GBP0.5 billion of third party funds under management, with the opportunity to increase such mandates during the second half of the year.

PPMA's IFRS operating profit in the first half of 2007 was GBP4 million, in line with the prior year figure.

National Planning Holdings (NPH), Jackson's independent broker-dealer network, had a strong first half to the year with profits up 67 per cent to GBP5 million. NPH, which is a network of four independent broker-dealers, increased product sales to GBP3.5 billion in the six months ending June 2007, an increase of 14 per cent over the prior year. NPH also increased the number of registered advisors in its network to 2,819 at the half year, up from 2,628 at year-end, further expanding Jackson's access to independent broker-dealer distribution.

Curian Capital, which offers innovative fee-based customised separately managed accounts, recorded improved results with losses of GBP2 million in the first half compared to losses of GBP3 million in the first half of the prior year at CER, as it continues to build scale in assets under management. At 30 June 2007, Curian Capital had GBP1.5 billion of assets under management compared with GBP1.2 billion at 31 December 2006.



2. Outlook and forthcoming objectives

PPMA expects a positive outlook for the rest of 2007, driven by current momentum, favourable economic and market conditions, and growth prospects.

NPH expects to continue its track record of profitable growth driven by its strong operating model and opportunities in the US retirement market.

Curian expects to continue growing its assets under management, driven by favourable market conditions and opportunities in the US retirement market.









OTHER CORPORATE INFORMATION



Shareholders' borrowings and financial flexibility



Core structural borrowings of shareholder-financed operations at 30 June 2007 totalled GBP2,413 million, compared with GBP2,612 million at the end of 2006 (excluding Egg). This decrease reflected repayment of the GBP150 million 9.375% guaranteed bonds, exchange translation gains of GBP23 million and other adjustments of GBP26 million.

After adjusting for holding company cash and short-term investments of GBP1,546 million, net core structural borrowings at 30 June 2007 were GBP867 million. This compared with GBP1,493 million at 31 December 2006, mainly reflecting the net cash inflow of GBP561 million (including GBP527 million net proceeds from the sale of Egg) and exchange translation gains of GBP30 million.

Core structural borrowings at 30 June 2007 included GBP1,470 million at fixed rates of interest with maturity dates ranging from 2009 to perpetuity. GBP841 million of the core borrowings were denominated in US dollars, to hedge partially the currency exposure arising from the Group's investment in Jackson.

Prudential has in place an unlimited global commercial paper programme. At 30 June 2007, commercial paper of GBP95 million, US$3,517 million and EUR212 million has been issued under this programme. Prudential also has in place a GBP5,000 million medium-term note (MTN) programme. At 30 June 2007, subordinated debt outstanding under this programme was GBP435 million and EUR520 million, and senior debt outstanding was EUR65 million, US$12 million and GBP5 million. In addition, the holding company has access to GBP1,600 million committed revolving credit facilities, provided by sixteen major international banks, and a GBP500 million committed securities lending liquidity facility. These facilities have not been drawn on during the first half of the year. The commercial paper programme, the MTN programme, the committed revolving credit facilities and the committed securities lending liquidity facility are available for general corporate purposes and to support the liquidity needs of the parent company.

The Group's insurance and asset management operations are funded centrally. The Group's core debt is managed to be within a target level consistent with its current debt ratings. At 30 June 2007, the gearing ratio (debt, net of cash and short-term investments, as a proportion of EEV shareholders' funds plus debt) was 6.1 per cent compared with 11.2 per cent at 31 December 2006.

Prudential plc enjoys strong debt ratings from Standard & Poor's, Moody's and Fitch. Prudential long-term senior debt is rated A+ (stable outlook), A2 (stable outlook) and AA- (stable outlook) from Standard & Poor's, Moody's and Fitch respectively, while short-term ratings are A-1, P-1 and F1+.

Based on EEV basis operating profit from continuing operations and interest payable on core structural borrowings, interest cover was 16.1 times in the first half of 2007 compared with 12.3 times in the first half of 2006.


Regulatory capital



In May 2007, Prudential completed the sale of Egg to Citi. As a result of this transaction Prudential expects a regulatory capital benefit of around GBP300 million.



Including this benefit Prudential currently estimates its Financial Conglomerates Directive ("FCD") capital position at the end of 2007 will be a surplus of over GBP1 billion.





Inherited estate of Prudential Assurance



The assets of the main with-profits fund within the long-term insurance fund of PAC comprise the amounts that it expects to pay out to meet its obligations to existing policyholders and an additional amount used as working capital. The amount payable over time to policyholders from the with-profits fund is equal to the policyholders' accumulated asset shares plus any additional payments that may be required by way of smoothing or to meet guarantees. The balance of the assets of the with-profits fund is called the 'inherited estate' and has accumulated over many years from various sources.

The inherited estate represents the major part of the working capital of PAC's long-term insurance fund. This enables PAC to support with-profits business by providing the benefits associated with smoothing and guarantees, by providing investment flexibility for the fund's assets, by meeting the regulatory capital requirements that demonstrate solvency and by absorbing the costs of significant events or fundamental changes in its long-term business without affecting the bonus and investment policies. The size of the inherited estate fluctuates from year to year depending on the investment return and the extent to which it has been required to meet smoothing costs, guarantees and other events.

PAC believes that it would be beneficial if there were greater clarity as to the status of the Inherited Estate. As a result PAC has announced that it has begun a process to determine whether it can achieve that clarity through a reattribution of the inherited estate. As part of this process a Policyholder Advocate has been nominated to represent policyholders' interests. This nomination does not mean that a reattribution will occur.

Given the size of the Group's with-profits business any proposal is likely to be time consuming and complex to implement and is likely to involve a payment to policyholders from shareholders funds. If a reattribution is completed the inherited estate will continue to provide working capital for the long-term insurance fund.







EUROPEAN EMBEDDED VALUE (EEV) BASIS RESULTS





SUMMARY CONSOLIDATED INCOME STATEMENT





                                                                                   Half Year Half Year Full Year
                                                                                        2007      2006      2006
                                                                                        GBPm      GBPm      GBPm

UK Insurance Operations                                                                  462       336       686
M&G                                                                                      140       100       204
UK Operations                                                                            602       436       890
US Operations                                                                            351       350       718
Asian Operations                                                                         520       374       864
Other Income and Expenditure                                                           (147)     (141)     (298)
UK restructuring costs                                                                     0      (12)      (41)
Operating profit from continuing operations based on longer-term investment            1,326     1,007     2,133
returns
Short-term fluctuations in investment returns                                            241        73       738
Mark to market value movements on core borrowings                                        113       168        85
Shareholders' share of actuarial gains and losses on defined benefit pension             125       246       207
schemes
Effect of changes in economic assumptions and time value of cost of options and          275      (20)        59
guarantees
Profit from continuing operations before tax                                           2,080     1,474     3,222
Shareholder tax                                                                        (545)     (387)     (904)
Profit from continuing operations for the period after tax before minority             1,535     1,087     2,318
interests
Discontinued operations (net of tax)                                                     241      (34)     (105)

Profit for the period                                                                  1,776     1,053     2,213
Attributable to:
Equity holders of the Company                                                          1,775     1,052     2,212
Minority interests                                                                         1         1         1
Profit for the period                                                                  1,776     1,053     2,213


Earnings per share (in pence)
Continuing operations
From operating profit, based on longer-term investment returns, after related tax     39.4p     29.3p     62.1p
and minority interests
Adjustment from post-tax longer-term investment returns to post-tax actual             7.0p      1.7p     21.8p
investment returns (after minority interests)
Adjustment for mark to market value movements on core borrowings                       4.6p      7.0p      3.5p
Adjustment for post-tax effect of shareholders' share of actuarial gains and           3.7p      7.2p      6.0p
losses on defined benefit pension schemes
Adjustment for post-tax effect of changes in economic assumptions and time value       8.2p     (0.1)p     2.6p
of cost of options and guarantees
Based on profit from continuing operations after minority interests                   62.9p     45.1p     96.0p

Discontinued operations
Based on profit (loss) from discontinued operations after minority interests           9.9p     (1.3)p    (4.3)p

Based on profit for the period after tax and minority interests                       72.8p     43.8p     91.7p
Average number of shares (millions)                                                   2,437     2,403     2,413

Dividends per share (in pence)
Dividends relating to the reporting period:
Interim dividend (2007 and 2006)                                                       5.70p     5.42p     5.42p
Final dividend (2006)                                                                      -         -    11.72p
Total                                                                                  5.70p     5.42p    17.14p
Dividends declared and paid in the reporting period:
Current year interim dividend                                                              -         -     5.42p
Final dividend for prior year                                                         11.72p    11.02p    11.02p
Total                                                                                 11.72p    11.02p    16.44p








EUROPEAN EMBEDDED VALUE (EEV) BASIS RESULTS





OPERATING PROFIT FROM CONTINUING OPERATIONS BASED ON LONGER-TERM INVESTMENT
RETURNS*




                                                                                   Half Year     Half Full Year
                                                                                        2007     Year      2006
                                                                                                 2006
Results Analysis by Business Area                                                       GBPm     GBPm      GBPm
UK Operations
New business                                                                             108      138       266
Business in force                                                                        354      198       420
Long-term business                                                                       462      336       686
M&G                                                                                      140      100       204
Total                                                                                    602      436       890
US Operations
New business                                                                             144      134       259
Business in force                                                                        200      212       449
Long-term business                                                                       344      346       708
Broker-dealer and fund management                                                          9        8        18
Curian                                                                                   (2)      (4)       (8)
Total                                                                                    351      350       718
Asian Operations
New business                                                                             282      232       514
Business in force                                                                        211      127       315
Long-term business                                                                       493      359       829
Fund management                                                                           33       22        50
Development expenses                                                                     (6)      (7)      (15)
Total                                                                                    520      374       864
Other Income and Expenditure
Investment return and other income                                                        13       18         8
Interest payable on core structural borrowings                                          (88)     (89)     (177)
Corporate expenditure:
Group Head Office                                                                       (50)     (46)      (83)
Asia Regional Head Office                                                               (17)     (19)      (36)
Charge for share-based payments for Prudential schemes                                   (5)      (5)      (10)
Total                                                                                  (147)    (141)     (298)
UK restructuring costs                                                                     0     (12)      (41)
Operating profit from continuing operations based on longer-term investment            1,326    1,007     2,133
returns
Analysed as profits (losses) from:
New business                                                                             534      504     1,039
Business in force                                                                        765      537     1,184
Long-term business                                                                     1,299    1,041     2,223
Asia development expenses                                                                (6)      (7)      (15)
Other operating results                                                                   33     (15)      (34)
UK restructuring costs                                                                     0     (12)      (41)
Total                                                                                  1,326    1,007     2,133


* EEV basis operating profit from continuing operations based on longer-term investment returns excludes short-term fluctuations in investment returns, the mark to market value movements on core borrowings, the shareholders' share of actuarial gains and losses on defined benefit pension schemes, the effect of changes in economic assumptions and changes in the time value of cost of options and guarantees arising from changes in economic factors. The amounts for these items are included in total EEV profit. The directors believe that operating profit, as adjusted for these items, better reflects underlying performance.
Profit on ordinary activities and basic earnings per share include these items together with actual investment returns. This basis of presentation has been adopted consistently throughout this interim report.




For half year 2007, the EEV basis operating profit from continuing operations based on longer-term investment returns before tax of GBP1,326m includes a credit of GBP92m that arises from including the benefits, grossed up for notional tax, of altered corporate tax rates for the UK, Singapore and China.
Further details are explained in note 7 to the EEV basis supplementary information.




The results for continuing operations shown above exclude those in respect of discontinued banking operations. On 1 May 2007, the Company sold Egg Banking plc. Accordingly, the presentation of the comparative results for half year and full year 2006 has been adjusted from those previously published.








EUROPEAN EMBEDDED VALUE (EEV) BASIS RESULTS





MOVEMENT IN SHAREHOLDERS' EQUITY (excluding minority interests)









                                                                                         Half     Half     Full
                                                                                         Year     Year     Year
                                                                                         2007     2006     2006
                                                                                         GBPm     GBPm     GBPm

Profit for the period attributable to equity holders of the Company                     1,775    1,052    2,212
Items taken directly to equity:
Exchange movements                                                                       (65)    (217)    (359)
Unrealised valuation movements on Egg securities classified as available-for-sale         (2)      (4)      (2)
Movement on cash flow hedges                                                              (3)        4        7
Related tax                                                                              (11)     (39)     (74)
Dividends                                                                               (288)    (267)    (399)
Acquisition of Egg minority interests                                                       -    (167)    (167)
New share capital subscribed                                                              117      253      336
Reserve movements in respect of share-based payments                                        9        6       15
Treasury shares:
Movement in own shares in respect of share-based payment plans                             11        9        6
Movement on Prudential plc shares purchased by unit trusts consolidated under IFRS          1        1        0
Mark to market value movement on Jackson assets backing surplus and required capital*    (15)        -        7
Net increase in shareholders' equity                                                    1,529      631    1,582
Shareholders' equity at beginning of period (excluding minority interests)             11,883   10,301   10,301
Shareholders' equity at end of period (excluding minority interests)                   13,412   10,932   11,883
Comprising:
UK Operations:
   Long-term business                                                                   6,308    5,370    5,813
   M&G:
       Net assets                                                                         287      273      230
       Acquired goodwill                                                                1,153    1,153    1,153
   Egg                                                                                      -      360      292
                                                                                        7,748    7,156    7,488
US Operations                                                                           3,544    3,379    3,360
Asian Operations:
Net assets                                                                              3,012    2,159    2,637
Acquired goodwill                                                                         172      172      172
Holding company net borrowings (at market value)                                        (811)  (1,558)  (1,542)
Other net liabilities                                                                   (253)    (376)    (232)
Shareholders' equity at end of period (excluding minority interests)                   13,412   10,932   11,883

Representing shareholders' equity for:
Long-term business operations                                                          12,690   10,756   11,664
Other operations                                                                          722      176      219
                                                                                       13,412   10,932   11,883


* The mark to market value movement on Jackson assets backing surplus and required capital for full year 2006 represents the cumulative adjustment as at 31 December 2006.







EUROPEAN EMBEDDED VALUE (EEV) BASIS RESULTS





SUMMARISED CONSOLIDATED BALANCE SHEET





                                                                               30 Jun      30 Jun      31 Dec
                                                                                 2007        2006        2006
                                                                                 GBPm        GBPm        GBPm

Total assets less liabilities, excluding insurance funds                      189,436     175,456     183,130
Less insurance funds:*
Policyholder liabilities (net of reinsurers' share) and unallocated         (183,531)   (170,407)   (177,642)
surplus of with-profits   funds
Less shareholders' accrued interest in the long-term business                   7,507       5,883       6,395
                                                                            (176,024)   (164,524)   (171,247)
Total net assets                                                               13,412      10,932      11,883
Share capital                                                                     123         121         122
Share premium                                                                   1,823       1,808       1,822
IFRS basis shareholders' reserves                                               3,959       3,120       3,544
Total IFRS basis shareholders' equity                                           5,905       5,049       5,488
Additional EEV basis retained profit                                            7,507       5,883       6,395
Shareholders' equity (excluding minority interests)                            13,412      10,932      11,883
     *Including liabilities in respect of insurance products classified as investment contracts under IFRS 4.

Net asset value per share (in pence)
Based on EEV basis shareholders' equity of GBP13,412m (GBP10,932m, GBP11,883m)   545p        450p        486p
Number of issued shares at end of reporting period (millions)                   2,460       2,430       2,444



EUROPEAN EMBEDDED VALUE (EEV) BASIS RESULTS

NOTES ON THE UNAUDITED EEV BASIS RESULTS


(1)     Basis of preparation of results

The EEV basis results have been prepared in accordance with the EEV Principles issued by the CFO Forum of European Insurance Companies in May 2004. Where appropriate the EEV basis results include the effects of adoption of International Financial Reporting Standards (IFRS).

The EEV results for the Group are prepared for 'covered business', as defined by the EEV Principles. Covered business represents the Group's long-term insurance business for which the value of new and in-force contracts is attributable to shareholders. The EEV basis results for the Group's covered business are then combined with the IFRS basis results for the Group's other operations.

The definition of long-term business operations is consistent with previous practice and comprises those contracts falling under the definition of long-term insurance business for regulatory purposes together with, for US Operations, contracts that are in substance the same as guaranteed investment contracts
(GICs) but do not fall within the technical definition. Under the EEV Principles, the results for covered business incorporate the projected margins of attaching internal fund management.

With two principal exceptions, covered business comprises the Group's long-term business operations. The principal exceptions are for the closed Scottish Amicable Insurance Fund (SAIF) and for the presentational treatment of the financial position of two of the Group's defined benefit pension schemes. A very small amount of UK group pensions business is also not modelled for EEV reporting purposes.

SAIF is a ring-fenced sub-fund of the Prudential Assurance Company (PAC) long-term fund, established by a Court approved Scheme of Arrangement in October 1997. SAIF is closed to new business and the assets and liabilities of the fund are wholly attributable to the policyholders of the fund. In 2006, a bulk annuity arrangement between SAIF and Prudential Retirement Income Limited
(PRIL), a shareholder-owned subsidiary, took place as explained in the notes to the schedule of new business within this announcement. Reflecting the altered economic interest for SAIF policyholders and Prudential shareholders, this arrangement represents a transfer from long-term business of the Group that is not 'covered' to business that is 'covered' with consequential effect on the EEV basis results.

As regards the Group's defined benefit pension schemes, the surplus or deficit attaching to the Prudential Staff Pension Scheme (PSPS) and Scottish Amicable Pension scheme are excluded from the EEV value of UK Operations and included in the total for Other Operations. The surplus and deficit amounts are partially attributable to the PAC with-profits fund and shareholder-backed long-term business and partially to other parts of the Group. In addition to the IFRS surplus or deficit, the shareholders' 10 per cent share of the PAC with-profits sub-fund's interest in the movement on the financial position of the schemes is recognised for EEV reporting purposes.

The directors are responsible for the preparation of the supplementary information in accordance with the EEV Principles.

The EEV basis results for the 2007 and 2006 half years are unaudited. The 2006 full year results have been derived from the EEV basis results supplement to the Company's statutory accounts for 2006. The supplement included an unqualified audit report from the auditors.

(2) Economic assumptions

(a)  Deterministic assumptions

In most countries, the long-term expected rates of return on investments and risk discount rates are set by reference to period end rates of return on cash or fixed interest securities. This 'active' basis of assumption setting has been applied in preparing the results of all the Group's UK and US long-term business operations. For the Group's Asian operations, the active basis is appropriate for business written in Japan, Korea and US dollar denominated business written in Hong Kong.

An exception to this general rule is that for countries where long-term fixed interest markets are less established, investment return assumptions and risk discount rates are based on an assessment of longer-term economic conditions. Except for the countries listed above, this basis is appropriate for the Group's Asian Operations.

Expected returns on equity and property asset classes are derived by adding a risk premium, also based on the long-term view of Prudential's economists in respect of each territory, to the risk-free rate. In the UK and the US, the equity risk premium is 4.0 per cent above risk-free rates for all periods for which results are prepared in this report. In Asia, equity risk premiums range from 3.0 per cent to 5.8 per cent for all periods for which results are prepared in this report. Best estimate assumptions for other asset classes, such as corporate bond spreads, are set consistently .

Assumed investment returns reflect the expected future returns on the assets held and allocated to the covered business at the valuation date.

The table below summarises the principal financial assumptions:

                                                                             30 Jun        30 Jun     31 Dec
                                                                               2007          2006       2006
                                                                                  %             %          %
UK Insurance Operations
Risk discount rate:
   New business                                                                 8.7           8.0        7.8
   In force                                                                     8.6           8.2        8.0
Pre-tax expected long-term nominal rates of investment return:
   UK equities                                                                  9.3           8.7        8.6
   Overseas equities                                                         9.6 to        8.7 to     8.6 to
                                                                               10.6           9.4        9.3

   Property                                                                     7.8           7.2        7.1
   Gilts                                                                        5.3           4.7        4.6
   Corporate bonds                                                              6.0           5.4        5.3
Expected long-term rate of inflation                                            3.1           3.0        3.1
Post-tax expected long-term nominal rate of return for the with-profits fund:
   Pension business (where no tax applies)                                      8.3           7.7        7.5
   Life business                                                                7.4          6.85        6.6

US Operations (Jackson)
Risk discount rate:
   New business (note)                                                          7.9           8.0        7.6
   In force (note)                                                              7.3           7.1        6.7
Expected long-term spread between earned rate and rate credited to
   policyholders for single premium deferred annuity business                  1.75          1.75       1.75
US 10 year treasury bond rate at end of period                                  5.1           5.2        4.8
Pre-tax expected long-term nominal rate of return for US equities               9.1           9.2        8.8
Expected long-term rate of inflation                                            2.4           2.7        2.5



Note: US Operations - risk discount rates


The risk discount rates at 30 June 2007 for new business and business in force for US Operations reflect weighted rates based on underlying rates of 8.8% for variable annuity business and 5.9% for other business. The increase in the weighted discount rate for business in force from 31 December 2006 of 6.7% to 30 June 2007 of 7.3% reflects the increase in the US 10-year treasury bond rate and the increasing proportion of variable annuity business.


EUROPEAN EMBEDDED VALUE (EEV) BASIS RESULTS


Economic assumptions (continued)

Asian Operations

                        Hong Kong                             Malaysia               Singapore Taiwan
                 China     (notes India Indonesia Japan Korea   (notes  Philippines     (notes (notes Thailand Vietnam
                        iii,iv,v)                                iv,v)                   iv,v)  ii,v)
30 Jun 2007          %          %     %         %     %     %        %            %          %      %        %       %
Risk discount
rate:
   New business   12.0        6.5  16.5      17.5   5.3  10.1      9.7         16.5        7.1    8.6    13.75    16.5
   In force       12.0        6.7  16.5      17.5   5.3  10.1      9.3         16.5        6.3    9.3    13.75    16.5
Expected
long-term
rate of
inflation          4.0       2.25   5.5       6.5   0.0  2.75      3.0          5.5       1.75   2.25     3.75     5.5
Government bond
yield              9.0        5.1  10.5      11.5   2.2   5.6      7.0         10.5        4.5    5.5     7.75    10.5


                        Hong Kong                             Malaysia               Singapore Taiwan
                 China     (notes India Indonesia Japan Korea   (notes  Philippines     (notes (notes Thailand Vietnam
                        iii,iv,v)                                iv,v)                   iv,v)  ii,v)
30 Jun 2006          %          %     %         %     %     %        %            %          %      %        %       %
Risk discount
rate:
   New business   12.0        6.6  16.5      17.5   5.3   9.7      9.5         16.5        6.7    8.9    13.75    16.5
   In force       12.0        6.9  16.5      17.5   5.3   9.7      9.1         16.5        6.8    9.5    13.75    16.5



Expected
long-term
rate of
inflation          4.0       2.25   5.5       6.5   0.0  2.75      3.0          5.5       1.75   2.25     3.75     5.5
Government bond
yield              9.0        5.3  10.5      11.5   2.1   5.2      7.0         10.5        4.5    5.5     7.75    10.5



                        Hong Kong                             Malaysia               Singapore Taiwan
                 China     (notes India Indonesia Japan Korea   (notes  Philippines     (notes (notes Thailand Vietnam
                        iii,iv,v)                                iv,v)                   iv,v)  ii,v)
31 Dec 2006          %          %     %         %     %     %        %            %          %      %        %       %
Risk discount
rate:
   New business   12.0        6.6  16.5      17.5   5.3   9.5      9.5         16.5        6.9    8.8    13.75    16.5
   In force       12.0        6.8  16.5      17.5   5.3   9.5      9.2         16.5        6.9    9.3    13.75    16.5
Expected
long-term
rate of            4.0       2.25   5.5       6.5   0.0  2.75      3.0          5.5       1.75   2.25     3.75     5.5
inflation
Government bond    9.0        4.7  10.5      11.5   2.1   5.0      7.0         10.5        4.5    5.5     7.75    10.5
yield


                                                               Asia total       Asia total        Asia total
                                                                   30 Jun           30 Jun            31 Dec
                                                                     2007             2006              2006
                                                                        %                %                 %
Weighted risk discount rate (note i)
   New business                                                      10.1              9.9               9.8
   In force                                                           8.7              8.9               8.8



Notes:

Asian Operations - economic assumptions

(i) The weighted risk discount rates for the Asian operations shown above have been determined by weighting each country's risk discount rates by reference to the EEV basis operating result for new business and the closing value of in-force business.

(ii) For traditional business in Taiwan, the economic scenarios used to calculate the half year 2007 EEV basis results continue to reflect the assumption of a phased progression of the bond yields from the current rates applying to the assets held to the long-term expected rates. The projections assume that in the average scenario, the current bond yields of around 2.5 per cent trend towards 5.5 per cent at 31 December 2013 (half year 2006: 2 per cent towards 5.5 per cent at 31 December 2012, full year 2006: 2 per cent towards 5.5 per cent at 31 December 2013).

The projections for the Fund Earned Rate reflect the same approach as applied for the full year 2006 results with allowance made for the mix of assets in the fund, future investment strategy and further market depreciation of bonds held as a result of assumed future yield increases. The projections for the Fund Earned Rate alter for changes to these factors and the effects of movements in interest rates from period to period.

After taking into account current bond yields, the assumption of the phased progression in bond yields and the factors described above, the average assumed Fund Earned Rate remains below 1.2 per cent until 2010 (due to the depreciation of bond values as yields rise) and fluctuates around a target of 5.9 per cent after 2013.

Consistent with EEV methodology, a constant discount rate has been applied to the projected cash flows.

(iii) The assumptions shown are for US dollar denominated business which comprises the largest proportion of the in-force Hong Kong business.

(iv) Assumed equity returns


The mean equity return assumptions for the most significant equity holdings in the Asian Operations were:


                                                                    30 Jun           30 Jun            31 Dec
                                                                      2007             2006              2006
                                                                         %                %                 %
Hong Kong                                                              9.1              9.2               8.7
Malaysia                                                              12.8             12.8              12.8
Singapore                                                              9.3              9.3               9.3


To obtain the mean, an average over all simulations of the accumulated return at the end of the projection period is calculated. The annual average return is then calculated by taking the root of the average accumulated return minus 1.

(v) For Hong Kong, Malaysia, Singapore and Taiwan, bond yields have been used in setting the risk discount rates for half year 2007 reporting. For half year and full year 2006, cash rates were used in setting the risk discount rates for these operations.

(b)  Stochastic assumptions

The economic assumptions used for the stochastic calculations are consistent with those used for the deterministic calculations described above. Assumptions specific to the stochastic calculations such as the volatilities of asset returns reflect local market conditions and are based on a combination of actual market data, historic market data and an assessment of longer-term economic conditions. Common principles have been adopted across the Group for the stochastic asset models, for example, separate modelling of individual asset classes but with allowance for correlation between the various asset classes.

Details are given below of the key characteristics and calibrations of each model.

UK Insurance Operations

- Interest rates are projected using a two-factor model calibrated to actual market data;

- The risk premium on equity assets is assumed to follow a log-normal distribution;

- The corporate bond return is calculated as the return on a zero-coupon bond plus a spread. The spread process is a mean reverting stochastic process; and

- Property returns are modelled in a similar fashion to corporate bonds, namely as the return on a riskless bond, plus a risk premium, plus a process representative of the change in residual values and the change in value of the call option on rents.

EUROPEAN EMBEDDED VALUE (EEV) BASIS RESULTS

Economic assumptions (continued)

The rates to which the model has been calibrated are set out below.

Mean returns have been derived as the annualised arithmetic average return across all simulations and durations.

Standard deviations have been calculated by taking the annualised variance of the returns over all the simulations, taking the square root and averaging over all durations in the projection. For bonds the standard deviations relate to the yields on bonds of the average portfolio duration. For equity and property, they relate to the total return on these assets. The standard deviations applied to all periods presented in these statements are as follows:

                                                 %
Government bond yield                           2.0
Corporate bond yield                            5.5
Equities:
   UK                                          18.0
   Overseas                                    16.0
Property                                       15.0



US Operations (Jackson)

- Interest rates are projected using a log-normal generator calibrated to actual market data;

- Corporate bond returns are based on Treasury securities plus a spread that has been calibrated to current market conditions and varies by credit quality; and

- Variable annuity equity and bond returns have been stochastically generated using a regime-switching log-normal model with parameters determined by reference to historical data. The volatility of equity fund returns ranges from 19.2 per cent to 28.6 per cent, (half year 2006 and full year 2006: 18.6 per cent to 28.1 per cent) depending on risk class, and the volatility of bond funds ranges from 1.4 per cent to 2.0 per cent for all periods presented in this report.

Asian Operations

The same asset return model, as used in the UK, appropriately calibrated, has been used for the Asian Operations.

The stochastic cost of guarantees are only of significance for the Hong Kong, Malaysia, Singapore and Taiwan operations.

The mean stochastic returns are consistent with the mean deterministic returns for each country. The volatility of equity returns ranges from 18 per cent to 25 per cent, (half year 2006: 18 per cent to 26 per cent, full year 2006: 18 per cent to 25 per cent) and the volatility of government bond yields ranges from
1.4 per cent to 2.5 per cent (half year 2006: 1.2 per cent to 2.2 per cent, full year 2006: 1.4 per cent to 2.5 per cent).

(3)     Level of encumbered capital

In adopting the EEV Principles, the Company has based encumbered capital on its internal targets for economic capital subject to it being at least the local statutory minimum requirements. Economic capital is assessed using internal models, but when applying EEV Principles, no credit is taken for the significant diversification benefits that exist within the Group. For with-profits business written in a segregated life fund, as is the case in the UK and Asia, the capital available in the fund is sufficient to meet the encumbered capital requirements.

The table below summarises the level of encumbered capital as a percentage of the relevant statutory requirement.


                                                   Capital as a percentage of relevant statutory requirement

UK Insurance Operations                                                                   100% of EU Minimum
Jackson                                                                         235% of Company Action Level
Asian Operations                                       100% of Financial Conglomerates Directive requirement



(4)   Margins on new business premiums





                        New Business Premiums          Annual     Present    Pre-Tax New New Business Margin
                                                      premium    value of       Business
                                                   equivalent         New
                                                                 Business
                                                                 Premiums
                         Single        Regular          (APE)     (PVNBP)   Contribution  (APE)        (PVNBP)
Half year 2007               GBPm           GBPm         GBPm        GBPm           GBPm        %             %
UK Insurance Operations     2,441            119          363       2,905            108       30           3.7
US Operations               3,425              9          352       3,490            144       41           4.1
Asian Operations              784            541          619       3,286            282       46           8.6
Total                       6,650            669        1,334       9,681            534       40           5.5

                        New Business Premiums          Annual     Present    Pre-Tax New New Business Margin
                                                      premium    value of       Business
                                                   equivalent         New
                                                                 Business
                                                                 Premiums
                         Single        Regular          (APE)     (PVNBP)   Contribution  (APE)        (PVNBP)
Half year 2006               GBPm           GBPm         GBPm        GBPm           GBPm        %             %
UK Insurance Operations     3,890             95          484       4,224            138       29           3.3
US Operations               3,146              8          323       3,209            134       41           4.2
Asian Operations              519            396          448       2,328            232       52          10.0
Total                       7,555            499        1,255       9,761            504       40           5.2

                        New Business Premiums          Annual     Present    Pre-Tax New New Business Margin
                                                      premium    value of       Business
                                                   equivalent         New
                                                                 Business
                                                                 Premiums
                         Single        Regular          (APE)     (PVNBP)   Contribution  (APE)        (PVNBP)
Full year 2006               GBPm           GBPm         GBPm        GBPm           GBPm        %             %
UK Insurance Operations     6,991            201          900       7,712            266       30           3.4
US Operations               5,964             17          614       6,103            259       42           4.2
Asian Operations            1,072            849          956       5,132            514       54          10.0
Total                      14,027          1,067        2,470      18,947          1,039       42           5.5



New business margins are shown on two bases, namely the margins by reference to Annual Premium Equivalents (APE) and the Present Value of New Business Premiums (PVNBP). APEs are calculated as the aggregate of regular new business premiums on an annualised basis and one-tenth of single new business premiums. PVNBPs are calculated as equalling single premiums plus the present value of expected premiums of new regular premium business allowing for lapses and other assumptions made in determining the EEV new business contribution.

In determining the EEV basis value of new business written in the period the policies incept, premiums are included in projected cash flows on the same basis of distinguishing annual and single premium business as set out for statutory basis reporting.

New business contributions represent profits determined by applying the economic and non-economic assumptions applying at the end of the reporting period.


(5)       UK Insurance Operations expense assumptions

The half year 2006 EEV basis financial statements included note disclosure which explained that in determining the appropriate expense assumptions account had been taken of the cost synergies that were expected to arise with some certainty from the initiative announced in December 2005 from UK Insurance Operations working more closely with Egg and M&G, and the effect of the end to end review of the UK business which was underway at the time. The disclosure noted that the half year 2006 basis results had been prepared on the same basis as the 2005 full year statements which had disclosed that without the anticipation of the cost synergies there would have been a charge for altered expense assumptions of approximately GBP55m.

On 29 January 2007 the Company announced the agreement to sell Egg Banking plc to Citi. On 15 March 2007 the Company announced the actions necessary to implement the reassessed plans in light of this transaction and additional initiatives. In preparing the 2006 full year results, account was also taken of the effect of expense savings that were expected to arise with some certainty. Without this factor the effect on the full year 2006 results would have been a charge of GBP44m for the net effect of revised assumptions in line with 2006 unit costs.

The half year 2007 results have been prepared using the same approach. Without the anticipation of expense savings there would have been an additional charge of GBP28m for the net effect of revised assumptions in line with half year 2007 unit costs.

(6) Taiwan - effect of altered economic assumptions and sensitivity of results to future market conditions

For the half year 2007 results, as explained in note 2 (a), the expected long-term bond yield has been maintained at 5.5 per cent to be achieved by 31 December 2013.

The sensitivity of the embedded value at 30 June 2007 of the Taiwan operation to altered economic assumptions and future market conditions to:

(a) a 1 per cent increase or decrease in the projected long-term bond yield, (including all consequential changes to investment returns for all classes, market values of fixed interest assets and risk discount rates), is GBP83m and GBP (134)m respectively; and


(b) a 1 per cent increase or decrease in the starting bond rate for the progression to the assumed long-term rate is GBP92m and GBP(100)m respectively.

If it had been assumed in preparing the half year 2007 results that interest rates remained at the current level of around 2.5% until 31 December 2008 and the progression period in bond yields was delayed by a year so as to end on 31 December 2014, there would have been a reduction in the Taiwan embedded value of GBP90m.

(7)       Effect of changes in corporate tax rates


At 30 June 2007, a change to reduce the UK corporate tax rate from 30 per cent to 28 per cent in 2008 had been substantively enacted in the legislative process. Accordingly, the half year 2007 results incorporate the effects of this change in projecting the tax cash flows attaching to in-force business. Under the convention applied for EEV basis reporting, profits are generally determined on a post-tax basis and then grossed up at the prevailing corporate tax rates to derive pre-tax results. The effect of the change in the UK rate is to give rise to a benefit to the value of business in force at 1 January 2007 of GBP48m. After grossing up this amount for notional tax, the effect on the pre-tax operating results based on longer-term investment returns for UK Insurance Operations for half year 2007 is a credit of GBP67m.

Similar considerations apply to corporate tax rate changes in Singapore and China giving rise to a benefit to the value of in-force business at 1 January 2007 of GBP20m. After grossing up this amount for notional tax, the effect on the pre-tax operating results based on longer-term investment returns for Asian Operations for half year 2007 is a credit of GBP25m.


(8) Short-term fluctuations in investment returns for half year 2006 comparative results

The analysis of the half year 2006 EEV basis results in this announcement incorporates a reallocation of GBP41m from the amount shown for the effect of changes in economic assumptions and time value of cost of options and guarantees to the credit for short-term fluctuations in investment returns. The change, which has no effect on operating profit or profit before tax relates to asset related gains for Jackson and has been made to align with the full year 2006 and current presentation.

(9)       Holding company net borrowings (at market value)

Holding company net borrowings at market value comprise:



                                                                                   30 Jun     30 Jun    31 Dec
                                                                                     2007       2006      2006
                                                                                     GBPm       GBPm      GBPm


Central funds borrowings:
  IFRS basis                                                                      (2,289)    (2,520)   (2,485)
  Mark to market value adjustment                                                    (68)      (105)     (176)
  EEV basis                                                                       (2,357)    (2,625)   (2,661)
Holding company* cash and short-term investments                                    1,546      1,067     1,119
Holding company net borrowings                                                      (811)    (1,558)   (1,542)

* Prudential plc and related finance subsidiaries

TOTAL INSURANCE AND INVESTMENT PRODUCTS NEW BUSINESS

INSURANCE PRODUCTS AND INVESTMENT PRODUCTS*

                             Insurance Products *         Investment Products *               Total
                           Half Year   Half     Full        Half    Half    Full        Half     Half    Full
                           2007 GBPm   Year     Year        Year    Year    Year        Year     Year    Year
                                       2006     2006        2007    2006    2006        2007     2006     200
                                       GBPm     GBPm        GBPm    GBPm    GBPm        GBPm     GBPm     GBPm
UK Operations                  2,560  3,985    7,192       7,519   6,795  13,486      10,079   10,780  20,678
US Operations                  3,434  3,154    5,981          19       -       -       3,453    3,154   5,981

Asian Operations               1,325    915    1,921      17,471  10,027  20,408      18,796   10,942  22,329
Group Total                    7,319  8,054   15,094      25,009  16,822  33,894      32,328   24,876  48,988



INSURANCE PRODUCTS - NEW BUSINESS PREMIUMS AND CONTRIBUTIONS *
                             Single              Regular        Annual Premium and    Present Value of New
                                                                   Contribution        Business Premiums
                                                                   Equivalents
                        Half   Half    Full  Half  Half   Full   Half   Half   Full    Half    Half     Full
                        Year   Year    Year  Year  Year   Year   Year   Year   Year    Year    Year     Year
                        2007   2006    2006  2007  2006   2006   2007   2006   2006     2007   2006     2006
                        GBPm   GBPm    GBPm  GBPm  GBPm   GBPm   GBPm   GBPm   GBPm    GBPm    GBPm      GBPm
UK Operations
Product Summary
Internal Vesting         687    615   1,341     -     -      -     69     62    134     687     615    1,341
annuities
Direct and               431    273     780     -     -      -     43     27     78     431     273      780
Partnership Annuities
Intermediated            282    247     592     -     -      -     28     25     59     282     247      592
Annuities
Total Individual       1,400  1,135   2,713     -     -      -    140    114    271   1,400   1,135    2,713
Annuities

Equity Release            67     30      89     -     -      -      7      3      9      67      30       89


Individual Pensions       18     10      21     -     -      -      2      1      2      20      10       21

Corporate Pensions       107     35     318    42    32     66     53     36     98     296     124      490


Unit Linked Bonds        138    213     388     -     -      -     14     21     39     138     213      388

With-Profit Bonds        114     54     139     -     -      -     11      5     14     114      54      139

Protection                 -      2      11     2     6      9      2      6     10      14      21       63




Offshore Products        205    361     540     2     -      -     22     36     54     215     361      540
Total Retail           2,049  1,840   4,219    46    38     75    251    222    497   2,264   1,948    4,443
Retirement
Corporate Pensions       110    165     261    60    44    100     71     61    126     314     350      643
Other Products           100    134     232    13    13     26     23     26     49     145     175      347
DWP Rebates              129    161     161     -     -      -     13     16     16     129     161      161
Total Mature Life and    339    460     654    73    57    126    107    103    191     588     686    1,151
Pensions

Total Retail           2,388  2,300   4,873   119    95    201    358    325    688   2,852   2,634    5,594
Wholesale Annuities       38  1,278   1,431     -     -      -      4    128    143      38   1,278    1,431
Credit Life               15    312     687     -     -      -      1     31     69      15     312      687
Total UK Operations    2,441  3,890   6,991   119    95    201    363    484    900   2,905   4,224    7,712

Channel Summary
Direct and             1,151    993   2,543   106    81    174    221    180    428   1,567   1,288    3,133
Partnership
Intermediated          1,108  1,146   2,169    13    14     27    124    129    244   1,156   1,185    2,300
Wholesale                 53  1,590   2,118     -     -      -      5    159    212      53   1,590    2,118
Sub-Total              2,312  3,729   6,830   119    95    201    350    468    884   2,776   4,063    7,551

DWP Rebates              129    161     161     -     -      -     13     16     16     129     161      161
Total UK Operations    2,441  3,890   6,991   119    95    201    363    484    900   2,905   4,224    7,712


US Operations
Fixed annuities          291    313     688     -     -      -     29     31     69     291     313      688
Fixed index annuities    220    293     554     -     -      -     22     29     55     220     293      554
Variable annuities     2,243  1,888   3,819     -     -      -    224    189    382   2,243   1,888    3,819
Life                       3      4       8     9     8     17     10      9     18      68      67      147

Guaranteed Investment    133    310     458     -     -      -     13     31     46     133     310      458
Contracts
GIC - Medium Term        535    338     437     -     -      -     54     34     44     535     338      437
Notes
Total US Operations    3,425  3,146   5,964     9     8     17    352    323    614   3,490   3,209    6,103
Asian Operations
China                     19     17      27    20    13     36     22     15     39     112      88      198


Hong Kong                199    139     355    54    42    103     74     56    139     493     360      933
India (Group's 26%        16     11      20    81    55    105     83     56    107     340     177      411
interest)
Indonesia                 35     11      31    43    31     71     46     32     74     178     117      269
Japan                     52     23      68    11     1      7     16      3     14      97      30       97
Korea                     72     58     103   113   103    208    120    109    218     608     492    1,130
Malaysia                   9      2       4    32    31     72     33     31     72     186     185      418
Singapore                306    205     357    30    29     72     61     49    108     484     391      803
Taiwan                    63     47      92   136    74    139    142     79    148     711     421      743

Other                     13      6      15    21    17     36     22     18     37      77      67      130

Total  Asian             784    519   1,072   541   396    849    619    448    956   3,286   2,328    5,132
Operations
Group Total            6,650  7,555  14,027   669   499  1,067  1,334  1,255  2,470   9,681   9,761   18,947




INVESTMENT PRODUCTS - FUNDS UNDER MANAGEMENT *



                                   1 Jan 2007    Gross Inflows   Redemptions Market and other     30 June 2007
                                                                                    Movements
                                         GBPm             GBPm          GBPm             GBPm             GBPm
UK Operations                          44,946            7,519       (4,152)              311           48,624
US Operations                               -               19           (1)                -               18
Asian Operations                       12,253           17,471      (15,809)              665           14,580
Group Total                            57,199           25,009      (19,962)              976           63,222



* The tables shown above are provided as an indicative volume measure of transactions undertaken in the reporting period that have the potential to generate profits for shareholders. The amounts shown are not, and not intended to be, reflective of premium income recorded in the IFRS income statement.

Annual premium and contribution equivalents are calculated as the aggregate of regular new business amounts and one tenth of single new business amounts. New business premiums for regular premium products are shown on an annualised basis. Department of Work and Pensions rebate business is classified as single recurrent business. Internal vesting business is classified as new business where the contracts include an open market option.

The format of the tables shown above is consistent with the distinction between insurance and investment products as applied for previous financial reporting periods. Products categorised as "insurance" refer to those classified as contracts of long-term insurance business for regulatory reporting purposes, i.e. falling within one of the classes of insurance specified in part II of
Schedule 1 to the Regulated Activities Order under FSA regulations.

The details shown above for insurance products include contributions for contracts that are classified under IFRS 4 "Insurance Contracts" as not containing significant insurance risk. These products are described as investment contracts or other financial instruments under IFRS. Contracts included in this category are primarily certain unit-linked and similar contracts written in UK Insurance Operations and Guaranteed Investment Contracts and similar funding agreements written in US Operations.

Investment products referred to in the table for funds under management above are unit trust, mutual funds and similar types of retail fund management arrangements. These are unrelated to insurance products that are classified as "investment contracts" under IFRS 4, as described in the preceding paragraph, although similar IFRS recognition and measurement principles apply to the acquisition costs and fees attaching to this type of business.

The premiums for half year and full year 2006 for wholesale annuities for UK Operations include GBP592m and GBP560m for a bulk annuity transaction with the Scottish Amicable Insurance Fund (SAIF). SAIF is a closed ring-fenced sub-fund of the PAC long-term fund established by a Court approved Scheme of Arrangement in October 1997, which is solely for the benefit of SAIF policyholders. Shareholders have no interest in the profits of this fund, although they are entitled to investment management fees on this business. The full year 2006 amount is GBP32m different from the half year 2006 estimate due to refinements to calculations under the reassurance arrangement between the internal funds.




INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) BASIS RESULTS






SUMMARY CONSOLIDATED INCOME STATEMENT

                                                                                    Half Year Half Year Full Year
                                                                                         2007      2006      2006
                                                                                         GBPm      GBPm      GBPm

Earned premiums, net of reinsurance                                                     7,903     8,164    15,986
Investment income                                                                       8,250     4,918    17,128
Other income                                                                            1,094       934     1,917
Total revenue, net of reinsurance (note C)                                             17,247    14,016    35,031

Benefits and claims and movement in unallocated surplus of with-profits funds        (14,315)  (11,370)  (28,421)

Acquisition costs and other operating expenditure                                     (2,118)   (1,658)   (4,212)
Finance costs: Interest on core structural borrowings of shareholder-financed            (88)      (89)     (177)
operations
Total charges (note C)                                                               (16,521)  (13,117)  (32,810)

Profit before tax* (note C)                                                               726       899     2,221
Tax attributable to policyholders' returns                                                  2     (162)     (849)

Profit before tax attributable to shareholders (note D)                                   728       737     1,372

Tax expense (note E)                                                                    (251)     (415)   (1,241)
Less: Tax attributable to policyholders returns                                           (2)       162       849
Tax attributable to shareholders' profits (note E)                                      (253)     (253)     (392)

Profit from continuing operations after tax                                               475       484       980
Discontinued operations (net of tax) (note M)                                             241      (34)     (105)
Profit for the period                                                                     716       450       875

Attributable to:
Equity holders of the Company                                                             715       449       874
Minority interests                                                                          1         1         1
Profit for the period                                                                     716       450       875

Earnings per share (in pence)

Basic (based on 2,437m, 2,403m and 2,413m shares respectively):
Based on profit from continuing operations attributable to the equity holders of       19.4p     20.0p     40.5p
the Company (note F)
Based on profit (loss) from discontinued operations attributable to the equity          9.9p     (1.3)p    (4.3)p
holders of the Company
                                                                                       29.3p     18.7p     36.2p

Diluted (based on 2,440m, 2,406m and 2,416m shares respectively):
Based on profit from continuing operations attributable to the equity holders of       19.4p     20.0p     40.5p
the Company (note F)
Based on profit (loss) from discontinued operations attributable to the equity          9.9p     (1.3)p    (4.3)p
holders of the Company
                                                                                       29.3p     18.7p     36.2p

Dividends per share (in pence)
Dividends relating to reporting period:
Interim dividend (2007 and 2006) (note G)                                               5.70p     5.42p     5.42p
Final dividend (2006)                                                                       -         -    11.72p
Total                                                                                   5.70p     5.42p    17.14p
Dividends declared and paid in reporting period:
Current year interim dividend                                                               -         -     5.42p
Final dividend for prior year                                                          11.72p    11.02p    11.02p
Total                                                                                  11.72p    11.02p    16.44p


* Profit before tax represents income net of post-tax transfers to unallocated surplus of with-profits funds, before tax attributable to policyholders and unallocated surplus of with-profits funds, unit-linked policies and shareholders' profits.

The presentation of the half year and full year 2006 comparative results has been adjusted to show Egg as a discontinued operation.




INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) BASIS RESULTS






CONSOLIDATED STATEMENT OF CHANGES IN EQUITY


                                                              Period ended 30 June 2007
                            Share   Share Retained Translation Available-for-sale Hedging Shareholders'  Minority  Total
                          capital premium earnings     reserve securities reserve reserve        equity interests equity
                             GBPm    GBPm     GBPm        GBPm               GBPm    GBPm          GBPm      GBPm   GBPm
Reserves
Profit for the period                          715                                                  715         1    716

Items recognised directly
in equity:
Exchange movements                                        (21)                                     (21)             (21)
Movement on cash flow                                                                 (3)           (3)              (3)
hedges
Unrealised valuation
movements on securities
classified as
available-for-sale:
Unrealised holding losses                                                   (289)                 (289)            (289)
arising during the period
Less gains included in the                                                    (3)                   (3)              (3)
income statement
                                                                            (292)                 (292)            (292)
Related change in                                                             120                   120              120
amortisation of deferred
income and acquisition
costs
Related tax                                               (12)                 59       1            48               48
Total items of income and                                 (33)              (113)     (2)         (148)            (148)
expense recognised
directly in equity

Total income and expense                       715        (33)              (113)     (2)           567         1    568
for the period

Dividends                                    (288)                                                (288)            (288)
Reserve movements in                             9                                                    9                9
respect of share-based
payments
Change in minority                                                                                           (38)   (38)
interests arising
principally from purchase
and sale of venture
investment companies and
property partnerships of
the PAC with-profits fund
and other consolidated
investment funds

Share capital and share
premium
New share capital               1     116                                                           117              117
subscribed
Transfer to retained                (115)      115
earnings in respect of
shares issued in lieu of
cash dividends

Treasury shares
Movement in own shares in                       11                                                   11               11
respect of share-based
payment plans
Movement on Prudential plc                       1                                                    1                1
shares purchased by unit
trusts consolidated under
IFRS

Net increase (decrease) in      1       1      563        (33)              (113)     (2)           417      (37)    380
equity

At beginning of period        122   1,822    3,640       (125)                 27       2         5,488       132  5,620
At end of period              123   1,823    4,203       (158)               (86)       0         5,905        95  6,000






INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) BASIS RESULTS


CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (continued)



                                                              Period ended 30 June 2006
                            Share   Share Retained Translation Available-for-sale Hedging Shareholders'  Minority  Total
                          capital premium earnings     reserve securities reserve reserve        equity interests equity
                             GBPm    GBPm     GBPm        GBPm               GBPm    GBPm          GBPm      GBPm   GBPm
Reserves
Profit for the period                          449                                                  449         1    450

Items recognised directly
in equity:
Exchange movements                                       (134)                                    (134)            (134)
Movement on cash flow                                                                   4             4                4
hedges
Unrealised valuation
movements on securities
classified as
available-for-sale:
Unrealised holding losses                                                   (707)                 (707)            (707)
arising during the period
Less gains included in the                                                    (3)                   (3)              (3)
income statement
                                                                            (710)                 (710)            (710)
Related change in                                                             311                   311              311
amortisation of deferred
income and acquisition
costs
Related tax                                               (39)                140     (1)           100              100
Total items of income and                                (173)              (259)       3         (429)            (429)
expenses recognised
directly in equity

Total income and expense                       449       (173)              (259)       3            20         1     21
for the period

Dividends                                    (267)                                                (267)            (267)
Reserve movements in                             6                                                    6                6
respect of share-based
payments
Change in minority                                                                                              7      7
interests arising
principally from purchase
and sale of venture
investment companies and
property partnerships of
the PAC with-profits fund
Acquisition of Egg                           (167)                                                (167)      (84)  (251)
minority interests (note
K)

Share capital and share
premium
New share capital               2     251                                                           253              253
subscribed
Transfer to retained                  (7)        7
earnings in respect of
shares issued in lieu of
cash dividends

Treasury shares
Movement in own shares in                        9                                                    9                9
respect of share-based
payment plans
Movement on Prudential plc                       1                                                    1                1
shares purchased by unit
trusts consolidated under
IFRS

Net increase (decrease) in      2     244       38       (173)              (259)       3         (145)      (76)  (221)
equity

At beginning of period        119   1,564    3,236         173                105     (3)         5,194       172  5,366
At end of period              121   1,808    3,274           0              (154)       0         5,049        96  5,145


INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) BASIS RESULTS


CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (continued)



                                                            Year ended 31 December 2006
                            Share   Share Retained Translation Available-for-sale Hedging Shareholders'  Minority  Total
                          capital premium earnings     reserve securities reserve reserve        equity interests equity
                             GBPm    GBPm     GBPm        GBPm               GBPm    GBPm          GBPm      GBPm   GBPm
Reserves
Profit for the year                            874                                                  874         1    875

Items recognised directly
in equity:
Exchange movements                                       (224)                                    (224)            (224)
Movement on cash flow                                                                   7             7                7
hedges
Unrealised valuation
movements on securities
classified as
available-for-sale:
Unrealised holding losses                                                   (210)                 (210)            (210)
arising during the year
Less losses included in                                                         7                     7                7
the income statement
                                                                            (203)                 (203)            (203)
Related change in                                                              75                    75               75
amortisation of deferred
income and acquisition
costs
Related tax                                               (74)                 50     (2)          (26)             (26)
Total items of income and                                (298)               (78)       5         (371)            (371)
expense recognised
directly in equity

Total income and expense                       874       (298)               (78)       5           503         1    504
for the year

Dividends                                    (399)                                                (399)            (399)
Reserve movements in                            15                                                   15               15
respect of share-based
payments
Change in minority                                                                                             43     43
interests arising
principally from purchase
and sale of venture
investment companies and
property partnerships of
the PAC with-profits fund
and other consolidated
investment funds
Acquisition of Egg                           (167)                                                (167)      (84)  (251)
minority interests (note
K)

Share capital and share
premium
New share capital               3     333                                                           336              336
subscribed
Transfer to retained                 (75)       75
earnings in respect of
shares issued in lieu of
cash dividends

Treasury shares
Movement in own shares in                        6                                                    6                6
respect of share-based
payment plans
Movement on Prudential plc                       0                                                    0                0
shares purchased by unit
trusts consolidated under
IFRS

Net increase (decrease) in      3     258      404       (298)               (78)       5           294      (40)    254
equity

At beginning of year          119   1,564    3,236         173                105     (3)         5,194       172  5,366
At end of year                122   1,822    3,640       (125)                 27       2         5,488       132  5,620


INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) BASIS RESULTS


SUMMARY CONSOLIDATED BALANCE SHEET

                                                                 30 Jun              30 Jun            31 Dec
                                                                   2007                2006              2006
                                                                   GBPm                GBPm              GBPm
Assets

Intangible assets attributable to shareholders:
    Goodwill                                                      1,341               1,341             1,341
    Deferred acquisition costs and acquired in-force value        2,693               2,697             2,497
    of long-term business contracts
                                                                  4,034               4,038             3,838

Intangible assets attributable to PAC with-profits fund
    In respect of acquired subsidiaries for venture fund          1,145                 978               830
    and other investment purposes
    Deferred acquisition costs                                       40                  32                31
                                                                  1,185               1,010               861
    Total                                                         5,219               5,048             4,699
Other non-investment and non-cash assets:
    Property, plant and equipment                                 1,107               1,018             1,133
    Reinsurers' share of policyholder liabilities                 1,092               1,141               945
    Deferred tax assets                                             675                 423             1,012
    Current tax recoverable                                         332                 315               404
    Accrued investment income                                     1,980               1,891             1,900
    Other debtors                                                 2,268               2,297             1,052
    Total                                                         7,454               7,085             6,446

Investments of long-term business, banking and other
operations:
    Investment properties                                        14,149              13,682            14,491
    Investments accounted for using the equity method                14                   5                 6
    Financial investments:
               Loans and receivables                              5,441              12,795            11,573
               Equity securities and portfolio holdings in       83,819              75,534            78,892
               unit trusts
               Debt securities                                   80,211              78,090            81,719
               Other investments                                  6,737               3,930             5,401
               Deposits                                           7,519               7,422             7,759
    Total                                                       197,890             191,458           199,841

Held for sale assets                                                286                  94               463
Cash and cash equivalents                                         4,500               3,665             5,071

Total assets                                                    215,349             207,350           216,520

Equity and liabilities

Equity
Shareholders' equity (note H)                                     5,905               5,049             5,488
Minority interests                                                   95                  96               132
Total equity                                                      6,000               5,145             5,620

Liabilities
Banking customer accounts                                             -               5,545             5,554

Policyholder liabilities and unallocated surplus of
with-profits funds:
    Contract liabilities (including amounts in respect of       169,895             158,127           164,988
    contracts classified as investment contracts under IFRS 4)
    Unallocated surplus of with-profits funds                    14,728              13,421            13,599

    Total insurance liabilities                                 184,623             171,548           178,587

Core structural borrowings of shareholder-financed
operations:
    Subordinated debt (other than Egg)                            1,492               1,573             1,538
    Other                                                           921               1,082             1,074
                                                                  2,413               2,655             2,612
    Egg subordinated debt                                             -                 451               451
    Total (note I)                                                2,413               3,106             3,063

Other borrowings:
    Operational borrowings attributable to                        2,605               5,994             5,609
    shareholder-financed operations (note J)
    Borrowings attributable to with-profits funds (note J)        2,122               2,042             1,776
Other non-insurance liabilities:
    Obligations under funding, securities lending and sale        4,381               3,860             4,232
    and repurchase agreements
    Net asset value attributable to unit holders of               3,406               1,495             2,476
    consolidated unit trusts and similar funds
    Current tax liabilities                                       1,033               1,168             1,303
    Deferred tax liabilities                                      3,624               2,714             3,882
    Accruals and deferred income                                    477                 476               517
    Other creditors                                               2,029               2,216             1,398
    Provisions                                                      376                 383               464
    Other liabilities                                             2,260               1,658             1,652
    Held for sale liabilities                                         -                   -               387
    Total                                                        17,586              13,970            16,311
Total liabilities                                               209,349             202,205           210,900

Total equity and liabilities                                    215,349             207,350           216,520




INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) BASIS RESULTS





SUMMARY CONSOLIDATED CASH FLOW STATEMENT


                                                                            Half Year   Half Year   Full Year
                                                                                 2007        2006        2006
                                                                                 GBPm        GBPm        GBPm
Cash flows from operating activities

Profit before tax from continuing operations (note i)                             726         899       2,221
Profit (loss) before tax from discontinued operations (including profit           222        (45)       (150)
on sale) (note M)
Total profit before tax                                                           948         854       2,071
Changes in operating assets and liabilities (note ii)                             283          73         420
Other items (note ii)                                                           (767)       (241)       (282)
Net cash flows from operating activities                                          464         686       2,209
Cash flows from investing activities
Net cash flows from purchases and disposals of property and equipment           (137)       (280)       (140)
Costs incurred on purchase of Egg minority interests (note K)                       -         (6)         (6)


Acquisition of subsidiaries, net of cash balances (note iii)                     (77)          15        (70)
Disposal of Egg, net of cash balances (notes iv and K)                          (538)           -           -


Disposal of other subsidiaries, net of cash balances (note iii)                   157          80         114
Net cash flows from investing activities                                        (595)       (191)       (102)
Cash flows from financing activities
Structural borrowings of the Group:
         Shareholder-financed operations (note v):
             Redemption                                                         (150)         (1)         (1)
             Interest paid                                                      (104)       (104)       (204)
         With-profits operations (note vi):
             Interest paid                                                          -         (9)         (9)


Equity capital (note vii):
         Issues of ordinary share capital                                           1           1          15
         Dividends paid                                                         (171)       (260)       (323)
Net cash flows from financing activities                                        (424)       (373)       (522)

Net (decrease) increase in cash and cash equivalents                            (555)         122       1,585
Cash and cash equivalents at beginning of period                                5,071       3,586       3,586
Effect of exchange rate changes on cash and cash equivalents                     (16)        (43)       (100)
Cash and cash equivalents at end of period (note viii)                          4,500       3,665       5,071




Notes

(i) Profit before tax represents income net of post-tax transfers to unallocated surplus of with-profits funds before tax attributable to policyholders and unallocated surplus of with-profits funds, unit-linked policies and shareholders' profits. It does not represent profit before tax attributable to shareholders.

(ii) The adjusting items to profit before tax include changes in operating assets and liabilities and other items comprising adjustments in respect of non-cash items, including operational interest receipts and payments, dividend receipts and tax paid. The figure of GBP(767)m for other items at half year 2007 includes GBP(290)m in respect of the profit on sale of Egg, which is included in the cash flows from investing activities in this statement, and tax paid of GBP
(361)m. The most significant elements of the adjusting items within changes in operating assets and liabilities are as follows:
                                                                             Half Year   Half Year   Full Year
                                                                                  2007        2006        2006
                                                                                  GBPm        GBPm        GBPm
             Deferred acquisition costs (excluding changes taken directly        (277)       (462)       (398)
             to equity)
             Other non-investment and non-cash assets                            (884)       (873)         166
             Investments                                                       (7,189)     (2,618)    (13,748)
             Policyholder liabilities (including unallocated surplus)            7,181       4,105      13,540
             Other liabilities (including operational borrowings)                1,452        (79)         860

          Changes in operating assets and liabilities                              283          73         420


(iii) Acquisitions and disposals of subsidiaries shown above include venture fund and other investment subsidiaries of the PAC with-profits fund, as shown in note K.

(iv) The amount of GBP(538)m in respect of the disposal of Egg, net of cash balances shown above, represents the net sale proceeds of GBP527m less cash and cash equivalents of GBP1,065m held by Egg and transferred on disposal.

(v) Structural borrowings of shareholder-financed operations consist of the core debt of the parent company and related finance subsidiaries, Jackson surplus notes and, in 2006, Egg debenture loans. Following the sale of Egg in May 2007, these loans no longer form part of the Group's borrowings. Core debt excludes borrowings to support short-term fixed income securities programmes and non-recourse borrowings of investment subsidiaries of shareholder-financed operations. Cash flows in respect of these borrowings are included within cash flows from operating activities. In June 2007, borrowings of GBP150m were repaid on maturity.

(vi) Structural borrowings of with-profits operations relate solely to the GBP100m 8.5 per cent undated subordinated guaranteed bonds which contribute to the solvency base of the Scottish Amicable Insurance Fund (SAIF), a ring-fenced sub-fund of the PAC with-profits fund. Cash flows on other borrowings of with-profits funds, which principally relate to venture fund investment subsidiaries and other consolidated investment vehicles, are categorised as operating activities in the presentation above.

(vii) Cash movements in equity capital exclude scrip dividends and share capital issued in respect of the acquisition of Egg minority interests in 2006.

(viii) Of the cash and cash equivalents  amounts  reported above,  GBP377m (half
year  2006:  GBP388m;   full  year  2006:  GBP437m)  represents  cash  and  cash
equivalents of the parent company and related finance subsidiaries.


INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) BASIS RESULTS


NOTES ON THE UNAUDITED IFRS BASIS RESULTS


A      Basis of preparation and audit status

The Group's policy for preparing this interim financial information is to use the accounting policies adopted by the Group in its last consolidated financial statements, as updated by any changes in accounting policies it intends to make in its next consolidated financial statements as a result of new or changed IFRS that are already endorsed by the European Union (EU) and that are applicable or available for early adoption for the next annual financial statements.

The IFRS basis results for the 2007 and 2006 half years are unaudited. The 2006 full year IFRS basis results have been derived from the 2006 statutory accounts. The auditors have reported on the 2006 statutory accounts which have been delivered to the Registrar of Companies. The auditors' report was (i) unqualified, (ii) did not include reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report and (iii) did not contain a statement under section 237(2) or (3) of the Companies Act 1985.

B      Significant accounting policies

The accounting policies applied by the Group in these condensed consolidated financial statements are the same as those previously applied in the Group's consolidated financial statements for the year ended 31 December 2006.

C      Segment disclosure


                                                                             Half Year  Half Year  Full Year
                                                                                  2007       2006       2006
                                                                                  GBPm       GBPm       GBPm
Revenue
Long-term business                                                              16,616     13,565     34,197
Broker-dealer and fund management                                                  682        518      1,080
Unallocated corporate                                                               90         71         38
Intra-group revenue eliminated on                                                (141)      (138)      (284)
consolidation
Total revenue per income statement                                              17,247     14,016     35,031

Charges (before income tax attributable to policyholders and unallocated surplus of long-term insurance funds)
Long-term business, including post-tax transfers to unallocated surplus of    (16,076)   (12,881)   (32,162)
with-profits funds
Broker-dealer and fund management                                                (479)      (358)      (797)
Unallocated corporate                                                            (107)       (16)      (135)
Intra-group charges eliminated on                                                  141        138        284
consolidation
Total charges per income statement                                            (16,521)   (13,117)   (32,810)

Revenue less charges (continuing
operations)
Long-term business                                                                 540        684      2,035
Broker-dealer and fund management                                                  203        160        283
Unallocated corporate                                                             (17)         55       (97)
Profit before tax*                                                                 726        899      2,221
Tax attributable to policyholders' returns                                           2      (162)      (849)
Profit before tax attributable to                                                  728        737      1,372
shareholders
Tax attributable to shareholders' profits                                        (253)      (253)      (392)
Profit from continuing operations after tax                                        475        484        980
Discontinued operations (net of tax)
Banking (note M)                                                                   241       (34)      (105)

Profit for the period                                                              716        450        875



* Profit before tax represents income net of post-tax transfers to unallocated surplus of with-profits funds, before tax attributable to policyholders and unallocated surplus of with-profits funds, unit-linked policies and shareholders' profits.


INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) BASIS RESULTS

NOTES ON THE UNAUDITED IFRS BASIS RESULTS (CONTINUED)

 D     Supplementary analysis of profit from continuing operations before tax attributable to shareholders


                                                                            Half Year   Half Year   Full Year
                                                                                 2007        2006        2006
Results analysis by business area                                                GBPm        GBPm        GBPm

UK Operations
UK insurance operations                                                           251         205         500
M&G                                                                               140         100         204
Total                                                                             391         305         704
US Operations
Jackson                                                                           218         223         398
Broker-dealer and fund management                                                   9           8          18
Curian                                                                            (2)         (4)         (8)
Total                                                                             225         227         408
Asian Operations
Long-term business                                                                 76          88         189
Fund management                                                                    33          22          50
Development expenses                                                              (6)         (7)        (15)
Total                                                                             103         103         224
Other income and expenditure
Investment return and other income                                                 42          33          58
Interest payable on core structural borrowings                                   (88)        (89)       (177)
Corporate expenditure:
            Group Head Office                                                    (50)        (46)        (83)
            Asia Regional Head Office                                            (17)        (19)        (36)
Charge for share-based payments for Prudential schemes (note iii)                 (5)         (5)        (10)
Total                                                                           (118)       (126)       (248)

UK restructuring costs                                                              0        (11)        (38)
Operating profit from continuing operations based on longer-term                  601         498       1,050
investment returns  (note iv)
Short-term fluctuations in investment returns on shareholder-backed                24          39         155
business (note i)
Shareholders' share of actuarial gains and losses on defined benefit              103         200         167
pension schemes (note ii)

Profit from continuing operations before tax attributable to shareholders         728         737       1,372
(note iv)

(i)  Short-term fluctuations in investment returns on shareholder-backed business
                                                                                 GBPm        GBPm        GBPm
US Operations:
            Movement in market value of derivatives (other than                    36          93          34
            equity-based) used for economic hedging purposes
            Actual less longer-term investment returns for other items             25           9          20
Asian Operations                                                                 (10)        (36)         134
Other Operations                                                                 (27)        (27)        (33)
                                                                                   24          39         155

(ii) Shareholders' share of actuarial gains and losses on defined benefit pension schemes
                                                                                 GBPm        GBPm        GBPm

Actual less expected return on scheme assets*                                   (178)        (57)         156
Experience (losses) gains on liabilities                                          (8)           0          18
Gains on changes of assumptions for scheme liabilities**                          462         611         311
                                                                                  276         554         485
Less: amounts attributable to the PAC with-profits fund                         (173)       (354)       (318)
                                                                                  103         200         167

* The expected rate of return applied for half year 2007 was 5.9 per cent. The shortfall of actual investment returns against expected returns in half year 2007 was due to the decrease in the value of corporate and government bonds which more than offset the increase in the value of equity and property holdings of the schemes.

** The gains on changes of assumptions for scheme liabilities primarily reflect movements in yields on good quality corporate bonds. These yields are used to discount the projected pension scheme benefit payments.

The discount rates applied for the Group's UK defined benefit schemes, and reflected in the gains and losses shown above, are as follows:


                              #



30 June 2007                5.8%

31 December 2006            5.2%

30 June 2006                5.5%

31 December 2005            4.8%



(iii) Share-based payments

The charge for share-based payments for Prudential schemes is for the SAYE and Group performance-related schemes.

(iv) Continuing operations - scope

The results for continuing operations shown above exclude those in respect of discontinued banking operations. On 1 May 2007, the Company sold Egg Banking plc. Accordingly, the presentation of the comparative results for half year and full year 2006 has been adjusted from those previously published. Note M shows the detailed results for the discontinued operations.


INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) BASIS RESULTS

NOTES ON THE UNAUDITED IFRS BASIS RESULTS (CONTINUED)


E          Tax charge

The total tax charge of GBP251m for the half year 2007 (half year 2006: GBP415m; full year 2006: GBP1,241m) comprises GBP37m (half year 2006: GBP231m; full year 2006: GBP698m) UK tax and GBP214m (half year 2006: GBP184m; full year 2006:
GBP543m) overseas tax. This tax charge comprises tax attributable to policyholders and unallocated surplus of with-profits funds, unit-linked policies and shareholders. The tax charge attributable to shareholders of GBP253m for the half year 2007 (half year 2006: GBP253m; full year 2006:
GBP392m) comprises GBP95m (half year 2006: GBP106m; full year 2006: GBP142m) UK tax and GBP158m (half year 2006: GBP147m; full year 2006: GBP250m) overseas tax.

The tax credit related to discontinued operations, which is all attributable to shareholders, amounted to GBP19m (half year 2006: GBP11m; full year 2006:
GBP45m).

Amounts for deferred tax are determined using the current rate of tax or, where substantively enacted through the legislative process, the prospective rate. Accordingly, the deferred tax amounts for half year 2007 reflect the prospective change for the main UK corporation tax rate from 30 per cent to 28 per cent which is anticipated to be effective from 1 April 2008.


                                                                                       Half     Half      Full
                                                                                  Year 2007     Year Year 2006
                                                                                                2006
F        Supplementary analysis of earnings per share from continuing operations    (pence)  (pence)   (pence)



On operating profit based on longer-term investment returns after related tax        16.3p    14.0p     30.9p
and minority interests
Adjustment from post-tax longer-term investment returns to post-tax actual            0.1p     0.2p      4.8p
investment returns (after related minority interests)
Adjustment for post-tax shareholders' share of actuarial and other gains and          3.0p     5.8p      4.8p
losses on defined benefit pension schemes
On profit from continuing operations after tax and minority interests                19.4p    20.0p     40.5p


G          Dividend

An interim dividend of 5.70p per share will be paid on 24 September 2007 to shareholders on the register at the close of business on 17 August 2007. A scrip dividend alternative will be offered to shareholders.

                                                                             30 Jun       30 Jun       31 Dec
                                                                               2007         2006         2006
H        Shareholders' equity                                                  GBPm         GBPm         GBPm

Share capital                                                                   123          121          122
Share premium                                                                 1,823        1,808        1,822
Reserves                                                                      3,959        3,120        3,544
Total                                                                         5,905        5,049        5,488

                                                                             30 Jun       30 Jun       31 Dec
                                                                               2007        2006*        2006*
I        Net core structural borrowings of shareholder-financed                GBPm         GBPm         GBPm
         operations

Core structural borrowings of shareholder-financed operations (per consolidated balance sheet):
    Central funds                                                             2,289        2,520        2,485
    Jackson                                                                     124          135          127
Total                                                                         2,413        2,655        2,612
Less: Holding company** cash and short-term investments (recorded           (1,546)      (1,067)      (1,119)
within the consolidated balance sheet)
Net core structural borrowings of shareholder-financed operations               867        1,588        1,493
* Excluding Egg's borrowings
** Prudential plc and related finance subsidiaries
                                                                             30 Jun       30 Jun       31 Dec
                                                                               2007         2006         2006
J        Other borrowings                                                      GBPm         GBPm         GBPm

Operational borrowings attributable to shareholder-financed
operations
Borrowings in respect of short-term fixed income securities                   2,045        1,500        2,032
programmes
Non-recourse borrowings of investment subsidiaries managed by PPM               544          943          743
America
Borrowings in respect of banking operations                                       0        3,535        2,819
Other borrowings                                                                 16           16           15
Total                                                                         2,605        5,994        5,609

Borrowings attributable to with-profits funds
Non-recourse borrowings of venture fund investment subsidiaries               1,063        1,183          926
Non-recourse borrowings of consolidated investment vehicles                     854          690          681
Subordinated debt of the Scottish Amicable Insurance Fund                       100          100          100
Other borrowings (predominantly obligations under finance leases)               105           69           69
Total                                                                         2,122        2,042        1,776


INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) BASIS RESULTS


NOTES ON THE UNAUDITED IFRS BASIS RESULTS (CONTINUED)


K  Acquisitions and disposals

(i) Shareholder acquisitions and disposals - Egg

In the first half of 2006, the Company acquired the outstanding 21.7 per cent minority interest in Egg, its UK banking business. The Company accounted for the purchase of minority interests using the economic entity method. Accordingly, GBP167m was charged to retained earnings in 2006 representing the difference between the consideration paid and the share of net assets acquired.

On 29 January 2007, the Company announced that it had entered into a binding agreement to sell Egg Banking plc to Citi. Under the terms of the agreement, the consideration payable to the Company by Citi was GBP575m cash, subject to adjustments to reflect any change in net asset value between 31 December 2006 and completion.

On 1 May 2007, the Company completed the sale. The consideration, net of expenses, was GBP527m. The reduction from the GBP575m noted above primarily reflects Egg's post tax operating loss of GBP49m for the period from 1 January 2007 to the date of sale, as shown in note M.

Cash and cash equivalents disposed of were GBP1,065m. Accordingly, the cash outflow for the Group arising from the disposal of Egg, as shown in the summary consolidated cashflow statement, was GBP538m.

(ii) PAC with-profits fund acquisitions

The PAC with-profits fund acquires a number of venture capital holdings through PPM Capital and M&G in which the Group is deemed to have a controlling interest, in aggregate with, if applicable, other holdings held by, for example, the Prudential Staff Pension Scheme. There were two such acquisitions during the period to 30 June 2007. These were acquisitions for:

- 78 per cent of the voting equity interest of Red Funnel, a ferry company, in June 2007.

- 71 per cent of the voting equity interest of Orizon AG, an employment hiring agency, in March 2007.

The results of the acquisitions have been included in the consolidated financial statements of the Group commencing on the respective dates of acquisition. The earnings contributed by these acquisitions to the income statement are insignificant to the half year 2007 results and are reflected in the change in the unallocated surplus of the with-profits fund. Shareholder results are unaffected. Total consideration of GBP97m was paid in respect of the acquisitions during the period to 30 June 2007. Cash and cash equivalents of GBP20m were acquired.

(iii) PAC with-profits fund disposals

As at 31 December 2006, one venture subsidiary was classified as held for sale; Pharmacia Diagnostics. The sale of this venture subsidiary was completed on 18 January 2007. Total cash consideration received was GBP179m. Goodwill of GBP138m and cash and cash equivalents of GBP22m were disposed of. No other venture subsidiaries were sold during the first half of 2007 or classified as held for sale at 30 June 2007.


L  2006 half year comparative balance sheet

Minor presentational adjustments have been made for refinements to the acquisition accounting for intangible assets of venture fund investment subsidiaries of the PAC with-profits fund. These adjustments affect the carrying value of goodwill and other intangible assets, with minor consequential effects on some other balance sheet categories. Shareholders' profit and equity are unaffected by these adjustments.


M      Discontinued operations
                                                                               Half year  Half year  Full Year
                                                                                    2007       2006       2006
                                                                                    GBPm       GBPm       GBPm
Pre-tax profit (loss) from discontinued operations
       Egg results :
                Operating loss based on longer-term investment returns for          (68)       (45)      (157)
                the period of ownership
                Short-term fluctuations in investment                                  -          -          7
                returns

       Profit on sale of Egg Banking plc                                             290          -          -


       Total                                                                         222       (45)      (150)
Tax
       On Egg results :
                Operating loss based on longer-term investment returns for            19         11         47
                the period of ownership
                Short-term fluctuations in investment                                  -          -         (2)
                returns

       On profit on sale of Egg Banking plc                                            0          -          -


       Total                                                                          19         11         45
Profit (loss) from discontinued operations, net of tax                               241       (34)      (105)


Discontinued operations relate entirely to UK banking operations following the sale on 1 May 2007 of Egg Banking plc to Citi. Note K(i) provides details of the sale of Egg.

Independent review report by KPMG Audit Plc to Prudential plc


Introduction

We have been engaged by the Company to review the International Financial Reporting Standards (IFRS) basis financial information for the six months ended 30 June 2007 set out on pages 10 to 20. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the Company in accordance with the terms of our engagement to assist the Company in meeting the requirements of the Listing Rules of the Financial Services Authority. Our review has been undertaken so that we might state to the Company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company for our review work, for this report, or for the conclusions we have reached.

Directors' responsibilities

The interim report, including the IFRS financial information contained therein, is the responsibility of, and has been approved, by the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual financial statements except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 Review of interim financial information issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless
otherwise disclosed.   A review excludes audit procedures such as tests of
controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with International Standards on Auditing (UK and Ireland) and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the IFRS financial information as presented for the six months ended 30 June 2007.


KPMG Audit Plc
Chartered Accountants
London
31 July 2007

Independent review report by KPMG Audit Plc to Prudential plc

Introduction

We have been engaged by the Company to review the European Embedded Value (EEV) basis interim supplementary information for the six months ended 30 June 2007 set out on pages 2 to 9 ("the interim supplementary information").

The interim supplementary information has been prepared in accordance with the EEV Principles issues in May 2004 by the CFO Forum using the methodology and assumptions set out on pages 6 to 8. The interim supplementary information should be read in conjunction with the Group's interim IFRS financial information which is set out on pages 10 to 20.

We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the interim supplementary information.

This report is made solely to the Company in accordance with the terms of our engagement. Our review has been undertaken so that we might state to the Company those matters we have been engaged to state in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company for our review work, for this report, or for the conclusions we have reached.

Directors' responsibilities

The interim report, including the interim supplementary information contained therein, is the responsibility of, and has been approved by, the directors. The directors have accepted responsibility for preparing the interim supplementary information in accordance with the EEV Principles and for determining the assumptions used in the application of those principles.

Review work performed

We conducted our review having regard to Bulletin 1999/4 Review of interim financial information issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of management and applying analytical procedures to the interim supplementary information and underlying financial data and, based thereon, assessing whether the methodology, assumptions and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with International Standards on Auditing (UK and Ireland) and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the interim supplementary information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the interim supplementary information as presented for the six months ended 30 June 2007.


KPMG Audit Plc
Chartered Accountants
London
31 July 2007


                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 01 August 2007

                                     PRUDENTIAL PUBLIC LIMITED COMPANY

                                     By: /s/  Jon Bunn

                                              Jon Bunn
                                              Director of Public Relations